ITEM 6. SELECTED FINANCIAL DATA

This table sets forth selected financial data of Waste Connections, in thousands, except share and per share amounts, for the periods indicated. This data should be read in conjunction with and is qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 herein on Form 8-K and our audited consolidated financial statements, including the notes thereto and our independent registered public accounting firm's report thereon and the other financial information included in Item 8 in this Form 8-K. The selected data in this section are not intended to replace the consolidated financial statements included in this report.

	YEARS ENDED DECEMBER 31,				
	2000	2001 (a)	2002 (b)	2003 (b)	2004 (b)
	(in thousands, except per share data)				
STATEMENT OF OPERATIONS DATA:					
Revenues	$ 299,060	$ 371,429	$ 477,848	$ 541,797	$ 624,544
Operating expenses:					
Cost of operations	170,866	206,166	266,424	299,901	354,901
Selling, general and administrative	25,144	31,576	45,046	51,244	61,223
Depreciation and amortization	26,480	35,313	37,125	45,071	54,630
Loss on disposal of assets	983	4,846	290	186	2,120
Income from operations	75,587	93,528	128,963	145,395	151,670
Interest expense	(28,490)	(29,597)	(31,372)	(31,666)	(21,724)
Other income (expense), net	116	(6,208)	(524)	160	(2,817)
Income before income tax provision and minority interests	47,213	57,723	97,067	113,889	127,129
Minority interests	--	(7,338)	(9,367)	(10,549)	(11,520)
Income from continuing operations before income taxes	47,213	50,385	87,700	103,340	115,609
Income tax provision	(19,193)	(19,830)	(32,784)	(37,527)	(42,251)
Income from continuing operations	28,020	30,555	54,916	65,813	73,358
Income (loss) on discontinued operations, net of tax	169	(27)	550	(499)	(1,087)
Cumulative effect of change in accounting principle, net of tax expense of $166	--	--	--	282	--
Net income	$ 28,189	$ 30,528	$ 55,466	$ 65,596	$ 72,271
Basic earnings per common share:					
Income from continuing operations	$ 0.80	$ 0.75	$ 1.32	$ 1.55	$ 1.57
Discontinued operations	0.01	--	0.01	(0.01)	(0.02)
Cumulative effect of change in accounting principle	--	--	--	--	--
Net income per common share	$ 0.81	$ 0.75	$ 1.33	$ 1.54	$ 1.55
Diluted earnings per common share:					
Income from continuing operations	$ 0.78	$ 0.73	$ 1.25	$ 1.45	$ 1.52
Discontinued operations	--	--	0.01	(0.01)	(0.02)
Cumulative effect of change in accounting principle	--	--	--	0.01	--
Net income per common share	$ 0.78	$ 0.73	$ 1.26	$ 1.45	$ 1.50
Shares used in calculating basic income per share (c)	34,952,037	40,604,528	41,625,963	42,490,944	46,581,441
Shares used in calculating diluted income per share (c)	35,992,491	41,513,459	48,488,436	49,307,478	49,470,217

	DECEMBER 31,				
	2000	**2001 (a)**	**2002 (b)**	**2003 (b)**	**2004 (b)**
	(in thousands, except per share data)				
BALANCE SHEET DATA:					
Cash and equivalents	$ 2,461	$ 7,279	$ 4,067	$ 5,276	$ 3,610
Working capital (deficit)	(10,398)	(4,825)	(23,048)	(15,060)	(12,824)
Property and equipment, net	384,237	465,806	578,040	613,225	640,730
Total assets	810,104	979,353	1,261,882	1,395,952	1,491,483
Long-term debt	334,194	416,171	578,481	601,891	489,343
Total stockholders' equity	334,208	379,805	451,712	537,494	707,522

(a) Loss on disposal of operations in 2001 related to a pre-tax loss recognized on the sale of our Utah operations. The primary component of other expense for 2001 was $6.3 million of expenses resulting from cash payments for the early termination of an interest rate swap.

(b) For more information regarding this financial data, see the Management's Discussion and Analysis of Financial Condition and Results of Operations section included in this report. For disclosures associated with the impact of the adoption of new accounting pronouncements and the comparability of this information, see Note 1 of the consolidated financial statements.

(c) Shares have been adjusted to reflect our three-for-two stock split, paid as a 50% stock dividend, effective as of June 24, 2004.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the "Selected Financial Data," our Consolidated Financial Statements and the notes thereto included elsewhere herein.

Industry Overview

The solid waste industry is a local and highly competitive business, requiring substantial labor and capital resources. The participants compete for collection accounts primarily on the basis of price and, to a lesser extent, the quality of service, and compete for landfill business on the basis of tipping fees, geographic location and quality of operations. The solid waste industry has been consolidating and continues to consolidate as a result of a number of factors, including the increasing costs and complexity associated with waste management operations and regulatory compliance. Many small independent operators and municipalities lack the capital resources, management, operating skills and technical expertise necessary to operate effectively in such an environment. The consolidation trend has caused solid waste companies to operate larger landfills that have complementary collection routes that can use company-owned disposal capacity. Controlling the point of transfer from haulers to landfills has become increasingly important as landfills continue to close and disposal capacity moves further from collection markets.

Generally, the most profitable industry operators are those companies that are vertically integrated or enter into long-term collection contracts. A vertically integrated operator will benefit from (1) the internalization of waste (bringing waste to a company-owned landfill); (2) the ability to charge third-party haulers tipping fees either at landfills or at transfer stations; and (3) the efficiencies gained by being able to aggregate and process waste at a transfer station prior to landfilling.

Executive Overview

We are an integrated solid waste services company that provides solid waste collection, transfer, disposal and recycling services in mostly secondary markets in the Western and Southern U.S. We also provide intermodal services for the rail haul movement of cargo containers in the Pacific Northwest through a network of six intermodal facilities. We seek to avoid highly competitive, large urban markets and target markets where we can provide either non-integrated or integrated solid waste services under exclusive arrangements, or markets where we can be integrated and attain high market share. In markets where waste collection services are provided under exclusive arrangements, or where waste disposal is municipally funded or available at multiple municipal sources, we believe that controlling the waste stream by providing collection services under exclusive arrangements is often more important to our growth and profitability than owning or operating landfills. Our corporate-wide theme for all employees in 2004 focused on execution and accountability. The benefits of both our differentiated strategy and focus on employee execution and accountability were demonstrated in our results in 2004.

Operating Results

In February 2004, we provided investors a financial outlook for 2004 which excluded the impact of any acquisitions that were completed during the year. Revenue in 2004 exceeded the high end of our initial expectations as internal growth averaged approximately 4.4% during the year, and acquisitions closed during the year contributed an additional 10.6% growth in revenue. In 2004, the margin benefits from operational improvements, customer price increases and increased internalization rates were more than offset by the dilutive impact of acquisitions closed in late 2003 and during 2004 that had margins lower than our existing business, a loss on sale of assets, and higher costs – primarily insurance, incentive compensation and fuel. Operating margins also declined due to increased depreciation, depletion and amortization costs associated with higher capital expenditures, increased internalization of waste into our landfills and amortization of intangible assets.

In the fourth quarter of 2004, we classified as discontinued operations the results of our Georgia operations and a hauling operation in Washington that were sold on December 1, 2004. In the second quarter of 2005, we disposed of a hauling operation in Utah and terminated a landfill operating contract with a finite term in California. All periods presented have been restated to present the results for these operations as discontinued operations.

Free Cash Flow

Free cash flow, a non-GAAP financial measure, exceeded our initial expectations and reached a record level in 2004. We expected net cash provided from operating activities to be between 26% and 27% of revenue for the year and free cash flow, defined as net cash provided from operating activities plus cash proceeds from disposal of assets less capital expenditures and distributions to minority interest holders, to be between 13% and 14% of revenue. In 2004, net cash provided from operating activities and free cash flow, including the effect of discontinued operations, were 28.6% and 15.8% of revenues, respectively. Tax benefits from the exercise of stock options and bonus depreciation on qualified capital expenditures in the year were the primary reasons free cash flow results exceeded our initial expectations.

Acquisitions

We acquired approximately $40 million of annualized revenue in 2004. To be attractive, acquisition candidates must be located in markets consistent with our growth strategy and satisfy our targeted financial returns. While there remains a large number of acquisition candidates, our disciplined approach is somewhat opportunistic depending on when these more attractive candidates are available for sale.

In 2004, we acquired 12 solid waste companies in Colorado, Kansas, Kentucky, Minnesota, Mississippi, Nebraska, Oklahoma, Tennessee, Texas, and Washington, including a G Certificate company in Eastern Washington. We also completed a multi-market asset swap with another publicly-held solid waste company in which we sold our operations in Georgia and acquired operations in the Eastern Tennessee and Northern Mississippi. The transaction allowed both companies to expand and strengthen their respective positions in these markets. We frequently evaluate potential asset swaps with other solid waste companies in order to improve our position in certain markets and increase potential returns on invested capital.

In November 2004, we completed the acquisition of Northwest Container Services, Inc., or NWCS, an intermodal services provider in the Pacific Northwest. NWCS' existing business is benefiting from increased flow of cargo between the U.S. and Asia and the increased use by international shipping companies of less congested ports in the Pacific Northwest for point of entry rather than in Southern California. Our decision to acquire NWCS was based on unique attributes of the solid waste disposal market in the Pacific Northwest. We estimate that approximately 2.5 million tons of solid waste are transported via rail from western parts of Washington to competitor-owned landfills in the eastern parts of Washington and Oregon. Longer-term, we believe our ability to market both intermodal and disposal services will enable us to more effectively compete for a portion of this rail-hauled waste disposal volume and dispose such waste into our existing landfill network in that region.

Capital Structure

Stockholders' equity increased $170.0 million and total debt decreased $113.0 million during 2004. From year-end 2003 to year-end 2004, debt as a percent of total capitalization declined from 53.2% to 41.3%, respectively, and debt-to-EBITDA, as defined in our credit facility, declined from approximately 3.0x to 2.3x, respectively. The improvement in our leverage ratios resulted in us having what we believe is one of the strongest balance sheets in the solid waste sector. This improvement was due to our record free cash flow in the year, conversion into equity of $123.6 million principal amount of our previously outstanding $150 million convertible notes that were redeemed in April 2004, and receipt of $36.9 million from the exercise of stock options and warrants.

Stock Buyback

We maintain targeted total debt ratios between 50% and 55% of total capitalization and around 3.0x EBITDA. As a result of the significant changes in our capital structure during 2004, our Board of Directors in May 2004 authorized a $200 million common stock repurchase program over two years in an effort to rebalance our capital structure. We believe our strong financial profile and operating performance provide us the flexibility to fund our acquisition program and repurchase stock while remaining under our targeted capital ratios. During 2004, we repurchased $72.9 million of common stock and expect to repurchase $100 million of additional stock under the program in 2005, representing approximately 6% of outstanding shares based on our stock price as of January 31, 2005.

2005 Financial Outlook

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's prospects and make informed investment decisions. Our outlook for 2005 reflects a full year of NWCS' expected results and excludes the impact of any additional acquisitions that may be completed during the year and any new landfills that might be opened during the year. Our outlook also excludes the impact related to expensing of stock options and reclassification in the statement of cash flows of the tax benefit related to exercise of stock options under the FASB's statement 123R, which is effective for quarters beginning after June 15, 2005. We caution investors that our business and operations are subject to a variety of risks and uncertainties, and consequently actual results for 2005 may differ materially from our current outlook. Factors that could cause actual results to differ materially from our current outlook are described in "Risks and Uncertainties" elsewhere in this report. We undertake no obligation to update our outlook, whether as a result of new information, future events or otherwise.

- Revenue is estimated to range between $690 million and $700 million. This assumes internal growth of approximately 3.0% to 4.0%, excluding the impact of commodities, with around 2.5% from price and the remainder from volume. Intermodal services revenue is estimated at approximately $40 million and is included in the range.
- Selling, general and administrative expense is estimated at approximately 9.7% of revenue, subject to quarterly fluctuations.
- Depreciation, depletion and amortization is estimated at approximately 8.9% of revenue, subject to quarterly fluctuations.
- Operating income is estimated at approximately 24.5% of revenue, subject to quarterly fluctuations.
- Minority interest expense is estimated at approximately 1.7%, subject to quarterly fluctuations.
- Effective tax rate is expected to be 37.2%, subject to quarterly fluctuations.
- Net cash provided by operating activities is estimated to be between 25% and 26% of revenue, subject to quarterly fluctuations.
- Capital expenditures are estimated to be $80 to 85 million, or approximately 10% of revenue, which includes an estimated $10 to $15 million for the construction of a new collection facility in Pierce County, Washington and permitting and partial construction of portions of three new landfills in existing markets.

Critical Accounting Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements. As described by the Securities and Exchange Commission, critical accounting estimates and assumptions are those that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on the financial condition or operating performance of the company. Based on this definition, we believe the following are our critical accounting estimates.

Self-insurance liabilities. During 2002, we increased our scope of high-deductible insurance, adding automobile liability, general liability and workers' compensation claims. Previously, our high-deductible insurance program covered only automobile collision and employee group health claims. Our insurance accruals are based on claims filed and estimates of claims incurred but not reported and are developed by our management with assistance from our third-party actuary and third-party claims administrator. The insurance accruals are influenced by our past claims experience factors, which have a limited history, and by published industry development factors. If we experience insurance claims or costs above or below our historically evaluated levels, our estimates could be materially affected. The frequency and amount of claims or incidents could vary significantly over time, which could materially affect our self-insurance liabilities. Additionally, the actual costs to settle the self-insurance liabilities could materially differ from the original estimates and cause us to incur additional costs in future periods associated with prior year claims.

Accounting for landfills. Our adoption of SFAS No. 143 on January 1, 2003 resulted in a significant change to our accounting policies for landfill closure and post-closure obligations. For additional information and analyses of the impact that adopting SFAS No. 143 had on our balance sheet and our results of operations for the year ended December 31, 2004, see Note 1 to our Consolidated Financial Statements included in this Form 8-K.

We recognize landfill depletion expense as airspace of a landfill is consumed. Our landfill depletion rates are based on the remaining disposal capacity at our landfills, considering both permitted and expansion airspace. Landfill closure and post-closure liabilities are calculated by estimating the total obligation in current dollars, inflating the obligation based upon the expected date of the expenditure and discounting the inflated total to its present value using a credit-adjusted risk-free rate. The resulting closure and post-closure obligation is recorded on the balance sheet as the landfill's total airspace is consumed. The accounting methods discussed below require us to make certain estimates and assumptions. Changes to these estimates and assumptions could have a material effect on our financial condition and results of operations. Any changes to our estimates are applied prospectively.

Landfill development costs. Landfill development costs include the costs of acquisition, construction associated with excavation, liners, site berms, groundwater monitoring wells and leachate collection systems. We estimate the total costs associated with developing each landfill site to its final capacity. Total landfill costs include the development costs associated with expansion airspace. Expansion airspace is described below. Landfill development costs depend on future events and thus actual costs could vary significantly from our estimates. Material differences between estimated and actual development costs may affect our cash flows by increasing our capital expenditures and thus affect our results of operations by increasing our landfill depletion expense.

Final capping, closure and post-closure obligations. We accrue for estimated final capping, closure and post-closure maintenance obligations at the landfills we own, and certain landfills that we operate, but do not own, under life-of-site operating contracts. We could have additional material financial obligations relating to closure and post-closure costs at other disposal facilities that we currently own or operate or that we may own or operate in the future. In 2004, we calculated the net present value of our closure and post closure commitments assuming a 2.5% inflation rate and a 7.5% discount rate. The resulting closure and post-closure obligation is recorded on the balance sheet as an addition to site costs and amortized as depletion expense as the landfill's total airspace is consumed. Significant reductions in our estimates of the remaining lives of our landfills or significant increases in our estimates of the landfill closure and post-closure maintenance costs could have a material adverse effect on our financial condition and results of operations. Additionally, changes in regulatory or legislative requirements could increase our costs related to our landfills, resulting in a material adverse effect on our financial condition and results of operations.

Disposal capacity. Our internal and third-party engineers perform surveys at least annually to estimate the remaining disposal capacity at our landfills. Our landfill depletion rates are based on the remaining disposal capacity, considering both permitted and expansion airspace, at the landfills that we own and at the landfills that we operate, but do not own, under life-of-site operating contracts. Expansion airspace consists of additional disposal capacity being pursued through means of expansion but is not actually permitted. Expansion airspace that meets certain internal criteria is included in our estimate of total landfill airspace. The internal criteria we use to determine when expansion airspace may be included as disposal capacity are as follows:

(1) The land where the expansion is being sought is contiguous to the current disposal site, which we either own or the property is under option, purchase, operating or other similar agreement;
(2) Total development costs, final capping costs, and closure/post-closure costs have been determined;
(3) Internal personnel have performed a financial analysis of the proposed expansion site and have determined that it has a positive financial and operational impact;
(4) Internal or external personnel are actively working to obtain the necessary approvals to obtain the landfill expansion permit;
(5) We consider it probable that we will achieve the expansion. For a pursued expansion to be considered probable, there must be no significant known technical, legal, community, business, or political restrictions or similar issues existing that could impair the success of the expansion; and
(6) The land where the expansion is being sought has the proper zoning or proper zoning can readily be obtained.

We may be unsuccessful in obtaining permits for expansion disposal capacity at our landfills. In such case, we will charge the previously capitalized development costs to expense. This will adversely affect our operating results and cash flows and could result in greater landfill depletion expense being recognized on a prospective basis.

We periodically evaluate our landfill sites for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on regulatory factors, market conditions and operational performance of our landfills. Future events could cause us to conclude that impairment indicators exist and that our landfill carrying costs are impaired. Any resulting impairment loss could have a material adverse effect on our financial condition and results of operations.

Impairment of intangible assets. We periodically evaluate acquired assets for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on regulatory factors, market conditions, anticipated cash flows and operational performance of our acquired assets. Future events could cause us to conclude that impairment indicators exist and that goodwill or other intangibles associated with our acquired businesses are impaired. Any resulting impairment loss could reduce our net worth and have a material adverse effect on our financial condition and results of operations. Additionally, our credit agreement contains a covenant requiring us to maintain a minimum net worth. A substantial reduction in net worth could limit the amount that we can borrow under our credit agreement and any failure to comply with the agreement could result in an event of default under the credit agreement. As of December 31, 2004, goodwill and intangible assets represented 47.7% of our total assets.

Allocation of acquisition purchase price. We allocate acquisition purchase prices to identified intangible assets and tangible assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill.

We deem the total remaining permitted and expansion airspace of an acquired landfill to be a tangible asset. Therefore, for acquired landfills, we initially allocate the purchase price to identified intangible and tangible assets acquired, excluding landfill airspace, and liabilities assumed based on their estimated fair values at the date of acquisition. Any residual amount is allocated to landfill airspace.

We often consummate single acquisitions that include a combination of collection operations and landfills. For each separately identified collection operation and landfill acquired in a single acquisition, we perform an initial allocation of total purchase price to the identified collection operations and landfills based on their relative fair values. Following this initial allocation, we further allocate the identified intangible assets and tangible assets acquired and liabilities assumed for each collection operation and landfill based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to either goodwill or landfill site costs, as discussed above.

From time to time, we consummate acquisitions in which we exchange operations we own for operations owned by another solid waste company. These exchange transactions require us to estimate the fair market value of either the operations we receive or the operations we dispose of, whichever is more clearly evident. To the extent that the fair market value of the operations we dispose of differs from the fair market value of the operations we obtain, cash is either remitted or received to offset the difference in fair market values. One method we use to estimate the fair value of solid waste companies is based on a multiple of earnings before interest, taxes, depreciation and amortization ("EBITDA"). We determine the appropriate EBITDA multiple to be used in the valuation of exchange transactions based on factors such as the size of the transaction, the type and location of markets serviced, the existence of long-term contracts and the EBITDA multiples we have paid in other similar cash-based transactions. In 2004, we completed an exchange transaction in which we acquired operations of another solid waste company in Tennessee and Mississippi for our operations in Georgia. Based on the EBITDA multiple used to value the operations we disposed of, the pre-tax gain on the disposal was $5,700. A 10% change in the EBITDA multiple used to value the operations we disposed of would have resulted in a pre-tax gain or loss of approximately $2.0 million.

General

Our solid waste revenues consist mainly of fees we charge customers for collection, transfer, disposal and recycling services. Our collection business also generates revenues from the sale of recyclable commodities, which have significant variability. A large part of our collection revenues comes from providing residential, commercial and industrial services. We frequently perform these services under service agreements, municipal contracts or franchise agreements with governmental entities. Our existing franchise agreements and all of our existing municipal contracts give us the exclusive right to provide specified waste services in the specified territory during the contract term. These exclusive arrangements are awarded, at least initially, on a competitive bid basis and subsequently on a bid or negotiated basis. We also provide residential collection services on a subscription basis with individual households.

More than 50% of our revenues for the year ended December 31, 2004 were derived from market areas where services are provided predominantly under exclusive franchise agreements, long-term municipal contracts and G Certificates. G Certificates grant us perpetual and exclusive collection rights in the covered areas. Contracts with counties and municipalities and governmental certificates provide relatively consistent cash flow during the terms of the contracts. Since we bill most residential customers quarterly, subscription agreements also provide a stable source of revenues for us. No single contract or customer accounted for more than 5% of our revenues for the years ended December 31, 2002, 2003 and 2004.

We charge transfer station and landfill customers a tipping fee on a per ton and/or per yard basis for disposing their solid waste at the transfer stations and landfill facilities. Many of our transfer station and landfill customers have entered into one to ten year disposal contracts with us, most of which provide for annual indexed price increases.

We typically determine the prices of our solid waste services by the collection frequency and level of service, route density, volume, weight and type of waste collected, type of equipment and containers furnished, the distance to the disposal or processing facility, the cost of disposal or processing, and prices charged by competitors for similar services. The terms of our contracts sometimes limit our ability to pass on price increases. Long-term solid waste collection contracts often contain a formula, generally based on a published price index, that automatically adjusts fees to cover increases in some, but not all, operating costs, or that limit increases to less than 100% of the increase in the applicable price index.

Our revenues from intermodal services consist mainly of fees we charge customers for the movement of cargo containers between our intermodal facilities. We also generate revenue from the storage, maintenance and repair of cargo containers, and the sale or lease of containers and chassis.

The table below shows for the periods indicated our total reported revenues attributable to services provided.

	Year Ended December 31,					
	2002		2003		2004	
Collection	$ 359,842	65.8 %	$ 410,378	65.9 %	$ 467,310	65.4 %
Disposal and transfer	166,902	30.5	188,677	30.3	208,429	29.2
Intermodal	--	--	--	--	6,721	0.9
Recycling and other	19,867	3.7	23,670	3.8	32,509	4.5
	$ 546,611	100.0 %	$ 622,725	100.0 %	$ 714,969	100.0 %
Intercompany elimination	$ 68,763		$ 80,928		$ 90,425	

Cost of operations includes labor and benefits, tipping fees paid to third-party disposal facilities, equipment maintenance, workers' compensation, vehicle insurance, claims expense, third-party transportation expense, fuel, the cost of materials we purchase for recycling, district and state taxes and host community fees and royalties. Our significant costs of operations in 2004 were labor, third-party disposal and transportation, cost of vehicle maintenance, taxes and fees and fuel. We use a number of programs to reduce overall cost of operations, including increasing the use of automated routes to reduce labor and workers' compensation exposure, comprehensive maintenance and health and safety programs, and increasing the use of transfer stations to further enhance internalization rates. During 2002, we increased our scope of high-deductible insurance, adding automobile liability, general liability and workers' compensation claims. Previously, our high-deductible insurance program covered only automobile collision and employee group health claims. If we experience insurance claims or costs above or below our historically evaluated levels, our estimates could be materially affected.

Selling, general and administrative, or SG&A, expenses include management, sales force, clerical and administrative employee compensation and benefits, legal, accounting and other professional services, bad debt expense, and rent expense for our corporate headquarters.

Depreciation expense includes depreciation of equipment and fixed assets over their estimated useful lives using the straight-line method. Depletion expense includes depletion of landfill site costs and total future development costs as remaining airspace of the landfill is consumed. Remaining airspace at our landfills includes both permitted and expansion airspace. Amortization expense includes the amortization of definite-lived intangible assets, consisting primarily of long-term franchise agreements and contracts and non-competition agreements, over their estimated useful lives using the straight-line method. Goodwill and indefinite-lived intangible assets, consisting primarily of certain perpetual rights to provide solid waste collection and transportation services in specified territories, are not amortized.

We capitalize some third-party expenditures related to pending acquisitions or development projects, such as legal, engineering and interest expenses. We expense indirect acquisition costs, such as executive and corporate overhead, public relations and other corporate services, as we incur them. We charge against net income any unamortized capitalized expenditures and advances (net of any portion that we believe we may recover, through sale or otherwise) that may become impaired, such as those that relate to any operation that is permanently shut down and any pending acquisition or landfill development project that we believe will not be completed. We routinely evaluate all capitalized costs, and expense those related to projects that we believe are not likely to succeed. At December 31, 2004, we had less than $0.1 million in capitalized expenditures relating to pending acquisitions.

Our subsidiary, Rhino Solid Waste, Inc., owns undeveloped property in Chaparral, New Mexico. On January 30, 2002, the New Mexico Environment Department granted a final order approving a permit to operate a municipal solid waste landfill on the property. The Supreme Court of the state of New Mexico set aside that final order on July 18, 2005, and remanded the matter to the Department for further consideration. At December 31, 2004, we had $8.0 million of capitalized expenditures related to this landfill development project. If we are not ultimately issued a permit to operate the landfill, we will be required to expense in a future period the $8.0 million of capitalized expenditures, less the recoverable value of the undeveloped property and other amounts recovered, which would likely have a material adverse effect on our reported income for that period.

We own undeveloped property in Harper County, Kansas, where we are seeking permits to construct and operate a municipal solid waste landfill. In 2002, we received a special use permit from Harper County for zoning the landfill and in 2003 we received a draft permit from the Kansas Department of Health and Environment to construct and operate the landfill. In July 2003, the District Court of Harper County invalidated the previously issued zoning permit after it was challenged by a citizens group. On August 20, 2004, the Kansas Court of Appeals reversed the District Court ruling and upheld the zoning permit. The landfill opponents appealed this decision to the Kansas Supreme Court, which denied the appeal on December 14, 2004, and ordered the District Court to re-instate the previously approved zoning permit. We now are awaiting receipt of the final permit from the Kansas Department of Health and Environment to construct and operate the landfill. At December 31, 2004, we had $4.5 million of capitalized expenditures related to this landfill development project. We believe we will receive the final permit. If we do not receive the final permit, however, we will be required to expense in a future period the $4.5 million of capitalized expenditures, less the recoverable value of the undeveloped property and other amounts recovered, which would likely have a material adverse effect on our reported income for that period.

We periodically evaluate our intangible assets for potential impairment indicators. If any impairment indicators are present, a test of recoverability is performed by comparing the carrying value of the asset or asset group to its undiscounted expected future cash flows. If the carrying values are in excess of undiscounted expected future cash flows, impairment is measured by comparing the fair value of the asset to its carrying value. If the fair value of an asset is determined to be less than the carrying amount of the asset or asset group, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs. As of December 31, 2004, there have been no material adjustments to the carrying amounts of intangibles resulting from these evaluations. Additionally, we test goodwill and indefinite-lived intangible assets for impairment annually using the process prescribed in SFAS No. 142. As a result of performing the tests for potential impairment, we determined that no impairment existed as of December 31, 2004 and therefore, there were no write-downs to goodwill or indefinite-lived intangible assets. As of December 31, 2004, goodwill and other intangible assets represented 47.7% of total assets and 100.6% of stockholders' equity.

Results of Operations

The following table sets forth items in our consolidated statement of operations in thousands and as a percentage of revenues for the periods indicated:

		Year Ended December 31,				
	2002	As a % of 2002 Revenues	2003	As a % of 2003 Revenues	2004	As a % of 2004 Revenues
Revenues	$ 477,848	100.0 %	$ 541,797	100.0 %	$ 624,544	100.0 %
Cost of operations	266,424	55.8	299,901	55.4	354,901	56.8
Selling, general and administrative	45,046	9.4	51,244	9.5	61,223	9.8
Depreciation and amortization	37,125	7.8	45,071	8.3	54,630	8.8
Loss on disposal of assets	290	0.1	186	--	2,120	0.3
Income from operations	128,963	26.9	145,395	26.8	151,670	24.3
Interest expense, net	(31,372)	(6.5)	(31,666)	(5.8)	(21,724)	(3.5)
Other income (expense), net	(524)	(0.1)	160	--	(2,817)	(0.4)
Minority interests	(9,367)	(1.9)	(10,549)	(1.9)	(11,520)	(1.8)
Income tax provision	(32,784)	(6.9)	(37,527)	(6.9)	(42,251)	(6.8)
Income (loss) on discontinued operations, net of tax	550	0.1	(499)	(0.1)	(1,087)	(0.2)
Cumulative effect of change in accounting principle, net of tax	--	--	282	--	--	--
Net income	$ 55,466	11.6 %	$ 65,596	12.1 %	$ 72,271	11.6 %

Years Ended December 31, 2004 and 2003

Revenues. Total revenues for the year ended December 31, 2004 increased $82.7 million, or 15.3%, to $624.5 million from $541.8 million for the year ended December 31, 2003. Acquisitions closed subsequent to December 31, 2003, and the full-period inclusion of revenues from acquisitions closed during the year ended December 31, 2003, increased revenues approximately $58.2 million. Increases in recyclable commodity prices increased revenues by $4.3 million, and increased prices charged to our customers and volume changes in our existing business resulted in a net revenue increase of $19.8 million. The volume increase was partially offset by the loss of certain municipal contracts that expired subsequent to December 31, 2003, and were not renewed.

Cost of Operations. Total cost of operations for the year ended December 31, 2004, increased $55.0 million, or 18.3%, to $354.9 million from $299.9 million for the year ended December 31, 2003. The increase for the year ended December 31, 2004 was primarily attributable to operating costs associated with acquisitions closed in the latter half of 2003 and subsequent to December 31, 2003, higher fuel costs, increased third party trucking costs associated with bringing waste to our owned or operated landfills, labor expenses and equipment maintenance costs associated with higher collection volumes, higher surety bond expenses associated with increased bonding requirements at our facilities and higher workers' compensation and auto liability expenses due to an increase in claims volume, claim development and severity, partially offset by decreased landfill disposal costs resulting from increased waste internalization.

Cost of operations as a percentage of revenues for the year ended December 31, 2004, increased 1.4 percentage point to 56.8% from 55.4% for the year ended December 31, 2003. The increase as a percentage of revenues for the year ended December 31, 2004 was primarily attributable to companies acquired in the latter half of 2003 and subsequent to December 31, 2003 having operating margins below our company average, increased fuel costs and increased insurance costs, partially offset by a decrease in labor and disposal expenses associated with improved internalization and leveraging existing labor to service volume increases.

SG&A. SG&A expenses for the year ended December 31, 2004 increased $10.0 million, or 19.5%, to $61.2 million from $51.2 million for the year ended December 31, 2003. SG&A expenses as a percentage of revenues for the year ended December 31, 2004, increased 0.3 percentage points to 9.8% from 9.5% for the year ended December 31, 2003. Our SG&A expenses for the year ended December 31, 2004, increased in amount and as a percentage of revenues from the prior year periods due to additional personnel employed as a result of acquisitions that closed subsequent to December 31, 2003, increased employee bonus and stock compensation expense, increased professional fees and related costs associated with Section 404 of the Sarbanes-Oxley Act, increased bad debt expense and increased payroll tax expenses resulting from an increase in exercises of stock options.

Depreciation and Amortization. Depreciation and amortization expense for the year ended December 31, 2004, increased $9.5 million, or 21.2%, to $54.6 million from $45.1 million for the year ended December 31, 2003. The increase was primarily attributable to depreciation and depletion associated with acquisitions closed in the latter half of 2003 and subsequent to December 31, 2003, increased depreciation expense resulting from new equipment acquired to support our base operations, increased amortization expense associated with intangible assets acquired in acquisitions closed in the latter half of 2003 and subsequent to December 31, 2003, and increased depletion expense resulting from higher volumes at our landfill operations.

Depreciation and amortization expense as a percentage of revenues for the year ended December 31, 2004, increased 0.5 percentage points to 8.8% from 8.3% for the year ended December 31, 2003. The increase in depreciation and amortization expense as a percentage of revenues was the result of depreciation expense associated with new equipment acquired subsequent to December 31, 2003, and the full-period inclusion of depreciation expense associated with new equipment acquired during the year ended December 31, 2003, which replaced older equipment with lower depreciation costs, and increased amortization expense associated with intangible assets acquired in acquisitions closed in the latter half of 2003 and subsequent to December 31, 2003.

Loss on Disposal of Assets. Loss on disposal of assets for the year ended December 31, 2004, increased $1.9 million to $2.1 million from $0.2 million for the year ended December 31, 2003. The increase resulted from a $2.1 million loss we realized on the sale of a corporate aircraft in 2004.

Operating Income. Operating income increased $6.3 million, or 4.3%, to $151.7 million for the year ended December 31, 2004, from $145.4 million for the year ended December 31, 2003. The increase was primarily attributable to the growth in revenues, partially offset by increased operating costs, recurring SG&A expenses to support the revenue growth, increases in employee bonus and stock compensation expense, increased depreciation and amortization expenses and increased losses on the sale of assets.

Operating income as a percentage of revenues for the year ended December 31, 2004, decreased 2.5 percentage points to 24.3% from 26.8% for the year ended December 31, 2003. The decrease in operating income as a percentage of revenue for the year ended December 31, 2004, was due to the aforementioned percentage of revenue increases in cost of operations, SG&A expenses and depreciation and amortization expenses and the increased losses on the sale of assets.

Interest Expense. Interest expense for the year ended December 31, 2004, decreased $10.0 million, or 31.4%, to $21.7 million from $31.7 million for the year ended December 31, 2003. The decrease was attributable to declines in our total outstanding debt balances and a decrease in the effective interest rate of our aggregate debt balance primarily due to the expiration of two interest rate swap agreements in late 2003 that required fixed interest payments in excess of our variable rate borrowing cost. The decrease in our total outstanding debt balance was primarily due to the redemption of our $150 million aggregate principal amount, 5.5% Convertible Subordinated Notes due 2006, which resulted in the conversion of $123.6 million of the outstanding note principal into our common stock, generation of free cash flow, and proceeds from the exercise of stock options, partially offset by additional borrowings to fund acquisitions and repurchases of our common stock.

Other Income (Expense). Other income and expense increased to an expense total of $2.8 million for the year ended December 31, 2004, from an income total of $0.2 million for the year ended December 31, 2003. Other expense in the year ended December 31, 2004, primarily includes $1.5 million of early redemption premium payments, the write-off of a portion of the unamortized debt issuance costs associated with the redemption of our $150 million aggregate principal amount, 5.5% Convertible Subordinated Notes due 2006 and the write-off of $1.6 million of unamortized debt issuance costs associated with the redemption of our $200 million term loan prior to its maturity date.

Minority Interests. Minority interests increased $1.0 million, or 9.2%, to $11.5 million for the year ended December 31, 2004, from $10.5 million for the year ended December 31, 2003. The increase in minority interests was due to increased earnings by our majority-owned subsidiaries.

Income Tax Provision. Income taxes increased $4.8 million, or 12.6%, to $42.3 million for the year ended December 31, 2004, from $37.5 million for the year ended December 31, 2003. These increases were due to increased pre-tax earnings and an increase in our effective tax rate. Our effective tax rate for the year ended December 31, 2004, was 36.5%, an increase from 36.3% for the year ended December 31, 2003. The increase in our effective tax rate was due to a decrease in 2004 in the dollar amount of expiring tax contingencies. We analyze our tax contingency reserves quarterly and adjustments are made as events occur to warrant adjustments to the reserve.

Loss on Discontinued Operations.   During the year ended December 31, 2004, we sold all of our operations in Georgia and one of our hauling operations in the state of Washington. In the second quarter of 2005, we disposed of a hauling operation in Utah and exited a landfill operating contract with a finite term in California. The amounts recorded as losses on discontinued operations for the years ended December 31, 2004 and 2003 of $1.1 million and $0.5 million, respectively, consist of the net earnings for these operations, including a $0.1 million gain on sale recorded for the year ended December 31, 2004. The income tax expense allocated to discontinued operations for the year ended December 31, 2004, includes $0.2 million resulting from differences between the basis for tax and financial reporting of the net assets sold.

Cumulative Effect of Change in Accounting Principle. Cumulative effect of change in accounting principle for the year ended December 31, 2003, consisted of a $0.3 million gain, net of tax effects, resulting from our adoption of SFAS No. 143 on January 1, 2003. Our adoption of SFAS No. 143 required us to record a cumulative change in accounting for landfill closure and post-closure obligations retroactively to the date of the acquisition of each landfill.

Net Income. Net income increased $6.7 million, or 10.2%, to $72.3 million for the year ended December 31, 2004, from $65.6 million for the year ended December 31, 2003. The increase was primarily attributable to increased operating income and decreased interest expense, partially offset by increased minority interest expense, other expense and income tax expense.

Years Ended December 31, 2003 and 2002

Revenues. Total revenues for the year ended December 31, 2003 increased $64.0 million, or 13.4%, to $541.8 million from $477.8 million for the year ended December 31, 2002. Revenues in the year ended December 31, 2003 from acquisitions closed in 2003 and the inclusion in 2003 of 12 months of revenues from businesses acquired in 2002 totaled approximately $59.5 million of the increase. Of the remaining increase in revenues, $10.1 million was attributable to selected price increases and $1.0 million was due to improved recyclable commodity prices offset by a decline in volumes in our existing business of $6.7 million. The volume reductions were primarily the result of the inclusion of one-time projects in 2002 and decreased volume at our transfer station in Wichita, Kansas. Revenue resulting from one-time projects varies from year to year and generally is influenced by collection and disposal activities related to weather and other natural phenomena and the volume of construction activity in our markets. The decreased volume at our transfer station in Wichita, Kansas was a permanent reduction in revenues resulting from a loss of volumes from a competitor who had temporarily used our transfer station in the prior year.

Cost of Operations. Total cost of operations increased $33.5 million, or 12.6%, to $299.9 million for the year ended December 31, 2003 from $266.4 million for the year ended December 31, 2002. The increase was mostly attributable to acquisitions closed in 2003 and the inclusion in 2003 of 12 months of operating costs from businesses acquired in 2002. Exclusive of the impact of acquisitions, total cost of operations increased $0.5 million due to increases in vehicle maintenance and insurance, offset by lower disposal expense driven by higher levels of internalization and lower labor costs. The decline in labor costs in the base business was primarily attributable to the incurrence in 2002 of $1.4 million of non-recurring costs resulting from an employee labor strike at our facilities in Pierce County, Washington.

Total cost of operations as a percentage of revenues for the year ended December 31, 2003 decreased 0.4 percentage points to 55.4% from 55.8% for the year ended December 31, 2002. The decrease as a percentage of revenues was primarily attributable to the incurrence in 2002 of $1.4 million of non-recurring costs resulting from an employee labor strike at our facilities in Pierce County, Washington and greater integration in 2003 of collection volumes into landfills we own or operate, partially offset by increased insurance costs.

SG&A. Total SG&A expenses increased $6.2 million, or 13.8%, to $51.2 million for the year ended December 31, 2003 from $45.0 million for the year ended December 31, 2002. The increase was primarily attributable to additional personnel from acquisitions closed in 2003 and the inclusion in 2003 of 12 months of SG&A costs from businesses acquired in 2002. Exclusive of the impact of acquisitions, SG&A expenses were relatively unchanged. During 2002, SG&A expenses included $1.3 million of nonrecurring employment-related expenses associated with the termination of our search for a chief operating officer and the hiring of two new corporate officers, $0.3 million of nonrecurring costs associated with the listing of our common stock on the New York Stock Exchange and $0.4 million of expense associated with the relocation of our corporate office. Excluding these nonrecurring items, SG&A expenses increased due to the inclusion in 2003 of costs from additional corporate, regional and district level personnel, increased legal and accounting expenses related to the new corporate governance requirements, and higher director and officer liability insurance costs.

SG&A expenses as a percentage of revenues for the year ended December 31, 2003 increased 0.1 percentage point to 9.5% from 9.4% for the year ended December 31, 2002. The increase in SG&A expenses as a percentage of revenues resulted from the addition of corporate, regional and district level personnel, increased legal and accounting expenses related to the new corporate governance requirements and higher director and officer liability insurance costs, partially offset by the incurrence in 2002 of $1.3 million of nonrecurring employment-related expenses associated with the termination of our search for a chief operating officer and the hiring of two new corporate officers, costs associated with listing our common stock on the New York Stock Exchange and our corporate office relocation.

Depreciation and Amortization. Depreciation and amortization expenses for the year ended December 31, 2003 increased $8.0 million, or 21.4%, to $45.1 million from $37.1 million for the year ended December 31, 2002. The increase resulted primarily from increased depreciation expense associated primarily with acquisitions closed in 2003, the inclusion in 2003 of 12 months of depreciation from businesses acquired in 2002, additional intangible amortization resulting from acquisitions and increased depreciation in our base business. The increased depreciation in our base business is primarily the result of capital expenditures running at levels significantly higher than depreciation.

Depreciation and amortization expenses as a percentage of revenues for the year ended December 31, 2003 increased 0.5 percentage points to 8.3% from 7.8% for the year ended December 31, 2002. The increase in depreciation and amortization expenses as a percentage of revenues resulted from the significant capital expenditures in 2003 as well as an increase in contract amortization associated with contracts acquired in 2003.

Operating Income. Operating income for the year ended December 31, 2003 increased $16.4 million, or 12.7%, to $145.4 million from $129.0 million for the year ended December 31, 2002. The increase was primarily attributable to the growth in revenues, partially offset by higher operating costs, and higher depreciation, amortization and SG&A expenses.

Operating income as a percentage of revenues for the year ended December 31, 2003 decreased 0.1 percentage points to 26.8% from 26.9% for the year ended December 31, 2002. The decrease in operating income as a percentage of revenues was primarily attributable to an increase in depreciation and amortization offset partially by lower cost of operations.

Interest Expense. Interest expense for the year ended December 31, 2003 increased $0.3 million, or 0.9%, to $31.7 million from $31.4 million for the year ended December 31, 2002. The increase was primarily attributable to higher debt levels incurred to fund our acquisitions, partially offset by a lower average borrowing cost. Additionally, the expiration of our two high-rate interest rate swap agreements in December 2003 resulted in savings in the month of December of approximately $0.5 million. At December 31, 2003, we had $265.1 million of net floating rate balances, including floating rate debt under our credit facility, our Floating Rate Convertible Subordinated Notes due 2022, various floating rate notes payable to third parties and floating rate municipal bond obligations, offset by our debt effectively fixed under interest rate swap agreements scheduled to commence in February 2004. Should interest rates rise, our interest costs on these borrowings would increase. For example, a one percent increase in interest rates would result in a $2.7 million increase in interest expense.

Other Income (Expense). Other income and expense changed from an expense total of $0.5 million for the year ended December 31, 2002, to an income total of $0.2 million for the year ended December 31, 2003. The components of other income and expense consist primarily of gains and losses from non-operational activities.

Minority Interests. Minority interests increased $1.1 million, or 12.6%, to $10.5 million for the year ended December 31, 2003, from $9.4 million for the year ended December 31, 2002. The increase was attributable to increased earnings by our majority-owned subsidiaries.

Income Tax Provision. Income taxes increased $4.7 million, or 14.5%, to $37.5 million for the year ended December 31, 2003, from $32.8 million for the year ended December 31, 2002. This increase was due to increased pre-tax earnings, partially offset by a 0.7 percentage point reduction in our effective tax rate due to the reversal of state tax liabilities associated with contingencies that expired in 2003 as well as an overall decline in our effective state tax rate due to changes in the apportionment of our earnings. The effective income tax rate for the year ended December 31, 2003 was 36.3%, which is above the federal statutory rate of 35.0% primarily due to state and local taxes, partially offset by a reduction in our effective tax rate due to the reversal of tax liabilities associated with contingencies that were resolved in 2003. We analyze our tax reserves at least annually and adjustments are made as events occur to warrant adjustments to the reserve. For example, if the statutory period for assessing tax on a given tax return or period lapses, the reserve associated with that period will be reduced.

Income (Loss) on Discontinued Operations. During the year ended December 31, 2004, we sold all of our operations in Georgia and one of our hauling operations in the state of Washington. In the second quarter of 2005, we disposed of a hauling operation in Utah and exited a landfill operating contract with a finite term in California. Prior year results have been restated to reflect these operations as discontinued. The amount recorded in income (loss) on discontinued operations for the years ended December 31, 2003 and 2002 of a loss of $0.5 million and income of $0.6 million, respectively, consists of the net earnings or losses for these operations.

Cumulative Effect of Change in Accounting Principle. Cumulative effect of change in accounting principle for the year ended December 31, 2003, consisted of a $0.3 million gain, net of tax effects, resulting from our adoption of SFAS No. 143 on January 1, 2003. Our adoption of SFAS No. 143 required us to record a cumulative change in accounting for landfill closure and post-closure obligations retroactively to the date of the acquisition of each landfill.

Net Income. Net income increased $10.1 million, or 18.3%, to $65.6 million for the year ended December 31, 2003, from $55.5 million for the year ended December 31, 2002. The increase was primarily attributable to increased operating income in 2003, partially offset by higher income tax expense and higher minority interests.

Liquidity and Capital Resources

Our business is capital intensive. Our capital requirements include acquisitions and fixed asset purchases. We expect that we will also make capital expenditures for landfill cell construction, landfill development, landfill closure activities and intermodal facility construction in the future. We plan to meet our capital needs through various financing sources, including internally generated funds, debt and equity financings.

As of December 31, 2004, we had a working capital deficit of $12.8 million, including cash and equivalents of $3.6 million. Our working capital deficit decreased $2.3 million from $15.1 million at December 31, 2003. Our strategy in managing our working capital is generally to apply the cash generated from our operations that remains after satisfying our working capital and capital expenditure requirements to reduce our indebtedness under our credit facility and to minimize our cash balances. The decrease in our working capital deficit from the prior year resulted primarily from an increase in accounts receivable related to increased revenues, slightly offset by an increase in accounts payable due to timing of payments at year end.

For the year ended December 31, 2004, net cash provided by operating activities was approximately $180.8 million, which included $1.8 million used to fund working capital for the period. The primary components of the reconciliation of net income to net cash provided by operating activities for the year ended December 31, 2004, consist of non-cash expenses including $56.9 million of depreciation and amortization, $11.5 million of minority interest expense, $3.7 million of debt issuance cost amortization, $8.2 million of tax benefit from stock option exercises, $2.4 million from loss on sale of assets, and the deferral of $26.6 million of income tax expense resulting from temporary differences between the recognition of income and expenses for financial reporting and income tax purposes.

For the year ended December 31, 2003, net cash provided by operating activities was approximately $155.6 million, which included $1.7 million used to fund working capital for the period. The primary components of the reconciliation of net income to net cash provided by operations for the year ended December 31, 2003, consist of non-cash expenses including $47.3 million of depreciation and amortization, $10.5 million of minority interest expense, $2.4 million of debt issuance cost amortization, and the deferral of $27.9 million of income tax expense resulting from temporary differences between the recognition of income and expenses for financial reporting and income tax purposes.

For the year ended December 31, 2004, net cash used in investing activities was $112.5 million. Of this, $46.8 million was used to fund the cash portion of acquisitions and to pay a portion of acquisition costs that were included as a component of accrued liabilities at December 31, 2003. Cash used for capital expenditures was $71.2 million, which was primarily for investments in fixed assets, consisting of trucks, containers, other equipment and landfill development. Other cash inflows from investing activities include $2.1 million received from the disposal of assets and $3.4 million of restricted cash in 2004.

For the year ended December 31, 2003, net cash used in investing activities was $161.0 million. Of this, $84.9 million was used to fund the cash portion of acquisitions and to pay a portion of acquisition costs that were included as a component of accrued liabilities at December 31, 2002. Cash used for capital expenditures was $70.2 million, which was primarily for investments in fixed assets, consisting of trucks, containers, other equipment and landfill development. Other cash inflows from investing activities include $1.5 million received from the disposal of assets. Other cash outflows from investing activities include $2.1 million of restricted cash funding in 2003 for our landfill closure and post-closure obligations and $5.3 million paid to acquire a 9.9% interest in a company that issues surety bonds for landfill closure and post-closure obligations.

For the year ended December 31, 2004, net cash used in financing activities was $70.0 million, which included $36.9 million of proceeds from stock option and warrant exercises, less $20.3 million of net payments under our various debt arrangements, $72.9 million of repurchases of our common stock, $11.0 million of cash distributions to minority interest holders, $1.2 million of change in book overdraft and $1.5 million of debt issuance costs, primarily related to our amended credit facility.

For the year ended December 31, 2003, net cash provided by financing activities was $6.6 million, which included $6.5 million of net borrowings under our various debt arrangements for the funding of capital expenditures and acquisitions and $12.3 million of proceeds from stock option and warrant exercises, less $9.7 million of cash distributions to minority interest holders, $1.6 million of change in book overdraft and $4.1 million of debt issuance costs, primarily related to our amended credit facility.

We made $71.2 million in capital expenditures during the year ended December 31, 2004. We expect to make capital expenditures of between $80 to $85 million in 2005 in connection with our existing business, depending on the construction timing for certain new landfills. We intend to fund our planned 2005 capital expenditures principally through existing cash, internally generated funds, and borrowings under our existing credit facility. In addition, we may make substantial additional capital expenditures in acquiring solid waste collection and disposal businesses. If we acquire additional landfill disposal facilities, we may also have to make significant expenditures to bring them into compliance with applicable regulatory requirements, obtain permits or expand our available disposal capacity. We cannot currently determine the amount of these expenditures because they will depend on the number, nature, condition and permitted status of any acquired landfill disposal facilities. We believe that our credit facility and the funds we expect to generate from operations will provide adequate cash to fund our working capital and other cash needs for the foreseeable future.

As of December 31, 2002, we had a $435 million revolving credit facility with a syndicate of banks for which Fleet National Bank acted as agent. In October 2003, we amended our credit facility to increase the maximum borrowings to $575 million, consisting of a $400 million senior secured revolving credit facility and a $175 million senior secured term loan. In March 2004, the senior secured term loan was refinanced to increase the total borrowing to $200 million. In November 2004, we refinanced our credit facility. The new credit agreement amends and restates the old credit facility agreement in its entirety. The new credit facility consists of a $650 million senior secured revolving credit facility with a syndicate of banks for which Bank of America, N.A. (formerly Fleet National Bank) acts as agent. The principal amount of the senior secured term loan under the old credit facility was repaid in full. As of December 31, 2003, $228 million was outstanding under our credit facility as follows: $175 million was outstanding under our senior secured term loan and $53.0 million was outstanding under our senior secured revolving credit facility, exclusive of outstanding stand-by letters of credit of $45.9 million. As of December 31, 2004, $261.0 million was outstanding under our senior secured revolving credit facility, exclusive of outstanding stand-by letters of credit of $47.7 million. The $33.0 million increase in outstanding borrowings under our credit facility in 2004 was primarily due to funding new acquisitions, capital expenditures, redemption of a portion of our $150 million aggregate principal amount of 5.5% Convertible Subordinated Notes due April 2006 and stock repurchases, partially offset by using cash generated from operations and the proceeds from stock option exercises to repay borrowings.

The new senior secured revolving credit facility requires monthly interest payments and matures in October 2009. Under the new credit facility, there is no maximum amount of stand-by letters of credit that can be issued; however, the issuance of stand-by letters of credit reduces the amount of total borrowings available. The new credit facility requires us to pay a commitment fee ranging from

0.20% to 0.50% of the unused portion of the new credit facility. We are able to increase the maximum borrowings under the new credit agreement to $800 million, provided that no event of default, as defined in the credit agreement, has occurred, but none of the existing lenders has any obligation to increase its commitment. The borrowings under the new credit facility bear interest, at our option, at either the base rate plus the applicable base rate margin on base rate loans, or the Eurodollar rate plus the applicable Eurodollar margin on Eurodollar loans. The base rate for any day is a fluctuating rate per annum equal to the higher of (a) the federal funds rate plus one half of one percent (0.5%) and (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its "prime rate." The Eurodollar rate is determined by the administrative agent pursuant to a formula in the credit agreement. The applicable margins under the revolving credit facility vary depending on our leverage ratio, as defined in the credit agreement, and range from 0.875% to 2.00% for Eurodollar loans and up to 0.50% for base rate loans. Virtually all of our assets, including our interest in the equity securities of our subsidiaries, secure our obligations under the new credit facility. The new credit facility contains customary representations and warranties and places certain business, financial and operating restrictions on us relating to, among other things, indebtedness, liens and other encumbrances, investments, mergers and acquisitions, asset sales, sale and leaseback transactions, and dividends, distributions and redemptions of capital stock, which restrictions are substantially the same as those contained in the old credit facility. Consistent with the old credit facility, the new credit agreement requires that we maintain specified financial ratios and balances and obtain the lenders' approval of acquisitions in certain circumstances. As of December 31, 2003 and 2004, we were in compliance with all applicable covenants in our then outstanding credit facility. We use the credit facility for acquisitions, capital expenditures, working capital, standby letters of credit and general corporate purposes. The credit facility also requires the lenders' approval of acquisitions in certain circumstances.

In April 2002, we sold $175 million of Floating Rate Convertible Subordinated Notes due 2022, or the 2022 Notes. The 2022 Notes bear interest at the 3-month LIBOR rate plus 50 basis points, payable quarterly. The 2022 Notes are unsecured and rank junior to all existing and future senior indebtedness, as defined in the indenture governing the notes. Upon the incurrence of certain conditions, the 2022 Notes, when originally issued, were convertible into common stock at 30.9981 shares per $1,000 principal amount of notes, or $32.26 per share. In the third quarter of 2004, we completed an exchange offer with respect to all of our 2022 Notes. Through the exchange offer, we updated certain features of the old 2022 Notes with terms that are now prevalent in the convertible note market. These features include required (subject to certain exceptions) payment of the principal value in cash and net share settle of the conversion value in excess of the principal value of the notes upon conversion, and dividend protection provisions. The dividend protection provisions provide a lowering of the conversion price if a dividend is issued while the notes are still outstanding. The initial conversion price of the new 2022 Notes remained the same as in the original notes at $32.26 per share, which is equal to approximately 30.9981 shares per $1,000 in principal amount of new 2022 Notes. No other material terms of the 2022 notes, including maturity date and interest rate, were changed.

In April 2001, we sold $150 million of 5.5% Convertible Subordinated Notes due April 2006, or the 2006 Notes. In April 2004, we redeemed the 2006 Notes. Holders of the notes chose to convert a total of $123.6 million principal amount of the notes into 4,876,968 shares of our common stock at a price of approximately $25.35 per share, or approximately 39.443 shares per $1,000 principal amount of notes, plus cash in lieu of fractional shares. We redeemed the balance of $26.4 million principal amount of the notes with proceeds from our credit facility at a redemption price of $1,022 per $1,000 principal amount of the notes. All holders of the notes also received accrued interest of $27.50 per $1,000 principal amount of notes. As a result of the redemption, the Company recognized $1.5 million of pre-tax expense ($1.1 million net of taxes) in April 2004.

As of December 31, 2004, we had the following contractual obligations (in thousands):

	Payments Due by Period				
Recorded Obligations	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	Over 5 Years
Long-term debt (1), (2)	$ 498,609	$ 9,266	$ 16,304	$ 279,078	$ 193,961
Total recorded obligations	$ 498,609	$ 9,266	$ 16,304	$ 279,078	$ 193,961

(1) Long-term debt payments include $261.0 million in principal payments due 2009 related to our senior secured revolving credit facility. As of December 31, 2004, our credit facility allowed us to borrow up to $650 million.

(2) Holders of the Floating Rate Convertible Subordinated Notes due 2022 may require the Company to purchase their notes in cash at a price of par plus accrued interest, if any, upon a change in control of the Company, as defined in the indenture, or, for the first time, on May 1, 2009.

	Amount of Commitment Expiration Per Period				
Unrecorded Obligations	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	Over 5 Years
Operating leases (3)	$ 50,488	$ 6,093	$ 9,991	$ 7,676	$ 26,728
Unconditional purchase Obligations (3)	10,987	10,987	--	--	--
Total unrecorded obligations	$ 61,475	$ 17,080	$ 9,991	$ 7,676	$ 26,728

(3) We are party to operating lease agreements and unconditional purchase obligations as discussed in Note 10 to the consolidated financial statements. These lease agreements and purchase obligations are established in the ordinary course of our business and are designed to provide us with access to facilities and products at competitive, market-driven prices. These arrangements have not materially affected our financial position, results of operations or liquidity during the year ended December 31, 2004 nor are they expected to have a material impact on our future financial position, results of operations or liquidity.

We have obtained stand-by letters of credit as discussed in Note 9 to the consolidated financial statements and financial surety bonds as discussed in Note 10 to the consolidated financial statements. These stand-by letters of credit and financial surety bonds are generally obtained to support our financial assurance needs and landfill operations. These arrangements have not materially affected our financial position, results of operations or liquidity during the year ended December 31, 2004, nor are they expected to have a material impact on our future financial position, results of operations or liquidity.

The minority interest holders of a majority-owned subsidiary of Waste Connections have a currently exercisable option (the put option) to require Waste Connections to complete the acquisition of this majority-owned subsidiary by purchasing their minority ownership interests for fair market value. The put option calculates the fair market value of the subsidiary based on its current operating income before depreciation and amortization, as defined in the put option agreement. The put option does not have a stated termination date. At December 31, 2004, the minority interest holders' pro rata share of the subsidiary's fair market value is estimated to be worth between $71 million and $85 million. Because the put is calculated at fair market value, no amounts have been accrued relative to the put option.

From time to time we evaluate our existing operations and their strategic importance to us. If we determine that a given operating unit does not have future strategic importance, we may sell or otherwise dispose of those operations. Although we believe our operations would not be impaired by such dispositions, we could incur losses on them.

FREE CASH FLOW

We are providing free cash flow, a non-GAAP financial measure, because it is widely used by investors as a valuation and liquidity measure in the solid waste industry. This measure should be used in conjunction with GAAP financial measures. Management uses free cash flow as one of the principal measures to evaluate and monitor the ongoing financial performance of our operations. We define free cash flow as net cash provided by operating activities plus cash proceeds from disposal of assets less capital expenditures and distributions to minority interest holders. Other companies may calculate free cash flow differently. Our free cash flow for the year ended December 31, 2003 and 2004 is calculated as follows:

	For the year ended December 31,	
	2003	2004
Net cash provided by operating activities	$ 155,622	$ 180,790
Plus: Cash proceeds from disposal of assets	1,496	2,088
Less: Capital expenditures	(70,213)	(71,201)
Less: Distributions to minority interest holders	(9,702)	(11,025)
Free cash flow	$ 77,203	$ 100,652

INFLATION

To date, inflation has not materially affected our operations. Consistent with industry practice, many of our contracts allow us to pass through certain costs to our customers, including increases in landfill tipping fees and, in some cases, fuel costs. Therefore, we believe that we should be able to increase prices to offset many cost increases that result from inflation in the ordinary course of business. However, competitive pressures may require us to absorb at least part of these cost increases, especially if cost increases exceed the average rate of inflation. Management's estimates associated with inflation have an impact on our accounting for landfill liabilities.

SEASONALITY

Based on historic trends, we expect our operating results to vary seasonally, with revenues typically lowest in the first quarter, higher in the second and third quarters and lower in the fourth quarter than in the second and third quarters. We expect the fluctuation in our revenues between our highest and lowest quarters to be approximately 10% to 12%. This seasonality reflects the lower volume of solid waste generated during the late fall, winter and early spring because of decreased construction and demolition activities during winter months in the U.S. In addition, some of our operating costs may be higher in the winter months. Adverse winter weather conditions slow waste collection activities, resulting in higher labor and operational costs. Greater precipitation in the winter increases the weight of collected waste, resulting in higher disposal costs, which are calculated on a per ton basis.

PART II ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Waste Connections, Inc.

We have audited the accompanying consolidated balance sheets of Waste Connections, Inc. as of December 31, 2003 and 2004, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Waste Connections, Inc. at December 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2003 the Company adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" and effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/ Ernst & Young LLP

Sacramento, California
February 21, 2005, except for Note 3, the ninth paragraph
of Note 10, and the first paragraph of Note 13,
as to which the date is October 21, 2005

WASTE CONNECTIONS, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	December 31,	
	2003	2004
ASSETS		
Current assets:		
Cash and equivalents	$ 5,276	$ 3,610
Accounts receivable, net of allowance for doubtful accounts of $2,570 and $2,414 at December 31, 2003 and 2004, respectively	72,474	80,864
Prepaid expenses and other current assets	11,270	17,008
Total current assets	89,020	101,482
Property and equipment, net	613,225	640,730
Goodwill, net	590,054	642,773
Intangible assets, net	64,784	68,741
Restricted cash	17,734	14,159
Other assets, net	21,135	23,598
	$ 1,395,952	$ 1,491,483
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 28,856	$ 34,280
Book overdraft	9,826	8,661
Accrued liabilities	31,920	37,944
Deferred revenue	23,738	24,155
Current portion of long-term debt and notes payable	9,740	9,266
Total current liabilities	104,080	114,306
Long-term debt and notes payable	601,891	489,343
Other long-term liabilities	8,400	9,020
Deferred income taxes	120,162	146,871
Total liabilities	834,533	759,540
Commitments and contingencies		
Minority interests	23,925	24,421
Stockholders' equity:		
Preferred stock: $0.01 par value; 7,500,000 shares authorized; none issued and outstanding	--	--
Common stock: $0.01 par value; 50,000,000 and 100,000,000 shares authorized at December 31, 2003 and 2004, respectively; 43,000,182 and 47,605,791 shares issued and outstanding at December 31, 2003 and and 2004, respectively	430	476
Additional paid-in capital	348,003	444,404
Deferred stock compensation	(436)	(1,598)
Retained earnings	189,094	261,365
Accumulated other comprehensive income	403	2,875
Total stockholders' equity	537,494	707,522
	$ 1,395,952	$ 1,491,483

See accompanying notes.

WASTE CONNECTIONS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

| | Years Ended December 31, | | |
	2002	2003	2004
Revenues	$ 477,848	$ 541,797	$ 624,544
Operating expenses:			
Cost of operations	266,424	299,901	354,901
Selling, general and administrative	45,046	51,244	61,223
Depreciation and amortization	37,125	45,071	54,630
Loss on disposal of assets	290	186	2,120
Operating Income	128,963	145,395	151,670
Interest expense	(31,372)	(31,666)	(21,724)
Other income (expense), net	(524)	160	(2,817)
Income before income tax provision and minority interests	97,067	113,889	127,129
Minority interests	(9,367)	(10,549)	(11,520)
Income from continuing operations before income taxes	87,700	103,340	115,609
Income tax provision	(32,784)	(37,527)	(42,251)
Income from continuing operations	54,916	65,813	73,358
Income (loss) on discontinued operations, net of tax (Note 3)	550	(499)	(1,087)
Income before cumulative effect of change in accounting principle	55,466	65,314	72,271
Cumulative effect of change in accounting principle, net of tax	--	282	--
Net income	$ 55,466	$ 65,596	$ 72,271
Basic earnings per common share:			
Income from continuing operations	$ 1.32	$ 1.55	$ 1.57
Discontinued operations	0.01	(0.01)	(0.02)
Cumulative effect of change in accounting principle	--	--	--
Net income per common share	$ 1.33	$ 1.54	$ 1.55
Diluted earnings per common share:			
Income from continuing operations	$ 1.25	$ 1.45	$ 1.52
Discontinued operations	0.01	(0.01)	(0.02)
Cumulative effect of change in accounting principle	--	0.01	--
Net income per common share	$ 1.26	$ 1.45	$ 1.50
Shares used in calculating basic income per share	41,625,963	42,490,944	46,581,441
Shares used in calculating diluted income per share	48,488,436	49,307,478	49,470,217

See accompanying notes.

WASTE CONNECTIONS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

		STOCKHOLDERS' EQUITY						
	COMPREHENSIVE INCOME	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	DEFERRED STOCK COMPENSATION	RETAINED EARNINGS	TOTAL
Balances at December 31, 2001		41,135,503	$ 411	$ 316,457	$ (4,935)	$ (160)	$ 68,032	$ 379,805
Issuance of common stock warrants		--	--	577	--	--	--	577
Issuance of unvested restricted stock		--	--	812	--	(812)	--	--
Stock options granted below fair market value		--	--	650	--	(650)	--	--
Amortization of deferred stock compensation		--	--	--	--	847	--	847
Exercise of stock options and warrants		934,299	10	14,068	--	--	--	14,078
Amounts reclassified into earnings, net of taxes		--	--	--	4,002	--	--	4,002
Changes in fair value of interest rate swaps		--	--	--	(3,063)	--	--	(3,063)
Net income	$ 55,466	--	--	--	--	--	55,466	55,466
Other comprehensive income	1,751	--	--	--	--	--	--	--
Income tax effect of other comprehensive income	(812)	--	--	--	--	--	--	--
Comprehensive income	$ 56,405	--	--	--	--	--	--	--
Balances at December 31, 2002		42,069,802	421	332,564	(3,996)	(775)	123,498	451,712
Issuance of common stock warrants to employees		--	--	17	--	--	--	17
Issuance of common stock warrants to consultants		--	--	173	--	--	--	173
Common stock donated to charitable trust		1,500	--	34	--	--	--	34
Vesting of restricted stock		7,463	--	--	--	--	--	--
Cancellation of unvested restricted stock		--	--	(125)	--	45	--	(80)
Amounts reclassified into earnings, net of taxes		--	--	--	4,200	--	--	4,200
Changes in fair value of interest rate swaps		--	--	--	199	--	--	199
Amortization of deferred stock compensation		--	--	--	--	294	--	294
Exercise of stock options and warrants		921,417	9	15,340	--	--	--	15,349
Net income	$ 65,596	--	--	--	--	--	65,596	65,596
Other comprehensive income	7,033	--	--	--	--	--	--	--
Income tax effect of other comprehensive income	(2,634)	--	--	--	--	--	--	--
Comprehensive income	$ 69,995	--	--	--	--	--	--	--
Balances at December 31, 2003		43,000,182	430	348,003	403	(436)	189,094	537,494
Issuance of common stock warrants to employees		--	--	27	--	--	--	27
Issuance of common stock warrants to consultants		--	--	223	--	--	--	223
Conversion of 2006 Notes, net of issuance costs of $1,729		4,876,968	49	121,870	--	--	--	121,919
Vesting of restricted stock		7,394	--	--	--	--	--	--
Cancellation of unvested restricted stock		--	--	(229)	--	135	--	(94)
Issuance of unvested restricted stock		--	--	2,242	--	(2,242)	--	--
Amortization of deferred stock compensation		--	--	--	--	945	--	945
Exercise of stock options and warrants		2,218,684	22	45,133	--	--	--	45,155
Repurchase of common stock		(2,497,437)	(25)	(72,865)	--	--	--	(72,890)
Amounts reclassified into earnings, net of taxes		--	--	--	409	--	--	409
Changes in fair value of interest rate swaps		--	--	--	2,063	--	--	2,063
Net income	$ 72,271	--	--	--	--	--	72,271	72,271
Other comprehensive income	3,938	--	--	--	--	--	--	--
Income tax effect of other comprehensive income	(1,466)	--	--	--	--	--	--	--
Comprehensive income	$ 74,743	--	--	--	--	--	--	--
Balances at December 31, 2004		47,605,791	$ 476	$ 444,404	$ 2,875	$ (1,598)	$ 261,365	$ 707,522

See accompanying notes.

WASTE CONNECTIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Years Ended December 31,		
	2002	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 55,466	$ 65,596	$ 72,271
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (gain) on disposal of assets	290	371	2,398
Gain on disposal of operations	--	--	(68)
Depreciation	37,626	45,670	54,470
Amortization of intangibles	1,351	1,677	2,477
Deferred income taxes, net of acquisitions	10,132	27,931	26,566
Minority interests	9,367	10,549	11,520
Cumulative effect of change in accounting principle	--	(448)	--
Amortization of debt issuance costs	2,195	2,403	3,685
Stock-based compensation	847	345	972
Interest income on restricted cash	(485)	(302)	(275)
Closure and post-closure accretion	856	437	421
Tax benefit on the exercise of stock options	3,572	3,078	8,195
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable, net	(1,594)	(2,909)	(3,357)
Prepaid expenses and other current assets	380	(1,570)	(4,953)
Accounts payable	(396)	4,190	2,733
Deferred revenue	478	3,658	1,372
Accrued liabilities	13,610	(4,911)	2,124
Other long-term liabilities	418	(143)	239
Net cash provided by operating activities	134,113	155,622	180,790
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payments for acquisitions, net of cash acquired	(166,626)	(84,855)	(46,784)
Capital expenditures for property and equipment	(56,776)	(70,213)	(71,201)
Investment in unconsolidated entity	--	(5,300)	--
Proceeds from disposal of assets	1,943	1,496	2,088
Decrease (increase) in restricted cash, net of interest income	(2,014)	(2,093)	3,405
Decrease (increase) in other assets	291	(24)	27
Net cash used in investing activities	(223,182)	(160,989)	(112,465)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from long-term debt	381,000	108,940	368,500
Principal payments on notes payable and long-term debt	(290,962)	(102,469)	(388,825)
Change in book overdraft	(2,334)	1,631	(1,165)
Proceeds from option and warrant exercises	10,506	12,271	36,959
Distributions to minority interest holders	(5,880)	(9,702)	(11,025)
Payments for repurchase of common stock	--	--	(72,889)
Debt issuance costs	(6,473)	(4,095)	(1,546)
Net cash provided by (used in) financing activities	85,857	6,576	(69,991)
Net increase (decrease) in cash and equivalents	(3,212)	1,209	(1,666)
Cash and equivalents at beginning of year	7,279	4,067	5,276
Cash and equivalents at end of year	$ 4,067	$ 5,276	$ 3,610
SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION AND NON-CASH TRANSACTIONS:			
Cash paid for income taxes	$ 8,408	$ 12,877	$ 17,164
Cash paid for interest	$ 28,973	$ 29,452	$ 22,379
Conversion of 2006 Convertible Subordinated Notes to equity	$ --	$ --	$ 123,648
In connection with its acquisitions, the Company assumed liabilities as follows:			
Fair value of assets acquired	$ 262,565	$ 110,264	$ 116,378
Cash paid for current year acquisitions (including acquisition costs)	(158,355)	(76,471)	(43,865)
Cash paid to settle prior year acquisition-related liabilities	(8,271)	(8,384)	(2,919)
Net assets used as consideration for acquisitions	--	--	(31,440)
Liabilities assumed and non-cash assets, stock and notes payable issued to sellers of businesses acquired	$ 95,939	$ 25,409	$ 38,154

WASTE CONNECTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

See accompanying notes.

1. ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Waste Connections, Inc. ("WCI" or "the Company") was incorporated in Delaware on September 9, 1997 and commenced its operations on October 1, 1997 through the purchase of certain solid waste operations in Washington. The Company is an integrated, non-hazardous solid waste services company that provides collection, transfer, disposal and recycling services to commercial, industrial and residential customers in Alabama, Arizona, California, Colorado, Illinois, Iowa, Kansas, Kentucky, Minnesota, Mississippi, Montana, Nebraska, New Mexico, Ohio, Oklahoma, Oregon, South Dakota, Tennessee, Texas, Utah, Washington, and Wyoming. The Company also provides intermodal services for the movement of containers in the Pacific Northwest.

Basis of Presentation

These consolidated financial statements include the accounts of WCI and its wholly-owned and majority-owned subsidiaries. The consolidated entity is referred to herein as the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at purchase to be cash equivalents. As of December 31, 2003 and 2004, cash equivalents consisted of demand money market accounts.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risks consist primarily of accounts receivable. The Company generally does not require collateral on its trade receivables. Credit risk on accounts receivable is minimized as a result of the large and diverse nature of the Company's customer base. The Company maintains allowances for losses based on the expected collectibility of accounts receivable. Credit losses have been within management's expectations.

Revenue Recognition and Accounts Receivable

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been provided, the price is fixed or determinable and collection is reasonably assured. Certain customers are billed in advance and, accordingly, recognition of the related revenues is deferred until the services are provided.

The Company's receivables are recorded when billed, advanced or accrued and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, type of customer such as municipal or non-municipal, the age of outstanding receivables and existing economic conditions. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectiblity of those balances and the allowance is adjusted accordingly. Past-due receivable balances are written off when the Company's internal collection efforts have been unsuccessful in collecting the amount due.

Property and Equipment

Property and equipment are stated at cost. Improvements or betterments, not considered to be maintenance and repair, which add new functionality or significantly extend the life of an asset are capitalized. Expenditures for maintenance and repair costs are charged to expense as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal. Gains and losses resulting from disposals of property and equipment are recognized in the period in which the property and equipment is disposed. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or the lease term, whichever is shorter.

The estimated useful lives are as follows:

Buildings	20 years
Land improvements	10 - 20 years
Machinery and equipment	3 - 15 years
Rolling stock	10 years
Containers	5 - 15 years
Rail cars	20 years

Landfill Accounting

On January 1, 2003, the Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), which provides standards for accounting for obligations associated with the retirement of long-lived assets. The adoption of SFAS No. 143 impacted the calculation and accounting for landfill retirement obligations, which the Company has historically referred to as closure and post-closure obligations. The impact of SFAS No. 143 is discussed in the closure and post-closure obligations section below.

The Company utilizes the life cycle method of accounting for landfill costs and the units of consumption method to amortize landfill development costs over the estimated remaining capacity of a landfill. Under this method the Company includes future estimated construction costs using current dollars, as well as costs incurred to date, in the amortization base. Additionally, the Company includes expansion airspace, which has not been permitted, in the calculation of the total remaining capacity of the landfill.

- Landfill development costs. Landfill development costs include the costs of acquisition, construction associated with excavation, liners, site berms, groundwater monitoring wells and leachate collection systems. The Company estimates the total costs associated with developing each landfill site to its final capacity. This includes certain projected landfill site costs that are uncertain because they are dependent on future events and thus actual costs could vary significantly from estimates. The total cost to develop a site to its final capacity includes amounts previously expended and capitalized, net of accumulated amortization, and projections of future purchase and development costs, landfill final capping costs, liner construction costs, operating construction costs, and capitalized interest costs. Total landfill costs include the development costs associated with expansion airspace. Expansion airspace is addressed below.

- Final capping, closure and post-closure obligations. The Company accrues for estimated final capping, closure and post-closure maintenance obligations at the landfills it owns and certain landfills that it operates, but does not own. Accrued final capping, closure and post-closure costs represent an estimate of the current value of the future obligation associated with closure and post-closure monitoring of non-hazardous solid waste landfills currently owned and/or operated by the Company. Final capping costs represent the costs related to installation of clay liners, drainage and compacted soil layers and topsoil constructed over areas of the landfill where total airspace capacity has been consumed. Closure and post-closure monitoring and maintenance costs represent the costs related to cash expenditures yet to be incurred when a landfill facility ceases to accept waste and closes. Accruals for closure and post-closure monitoring and maintenance requirements in the U.S. consider site inspection, groundwater monitoring, leachate management, methane gas control and recovery, and operating and maintenance costs to be incurred during the period after the facility closes. Certain of these environmental costs, principally capping and methane gas control costs, are also incurred during the operating life of the site in accordance with the landfill operation requirements of Subtitle D and the air emissions standards. Daily maintenance activities, which include many of these costs, are expensed as incurred during the operating life of the landfill. Daily maintenance activities include leachate disposal; surface water, groundwater, and methane gas monitoring and maintenance; other pollution control activities; mowing and fertilizing the landfill final cap; fence and road maintenance; and third party inspection and reporting costs. Site specific closure and post-closure engineering cost estimates are prepared annually for landfills owned and/or operated by the Company for which it is responsible for closure and post-closure.

Since the adoption of SFAS No. 143, landfill final capping, closure and post-closure liabilities are calculated by estimating the total obligation in current dollars, inflating the obligation based upon the expected date of the expenditure using an inflation rate (3% and 2.5% during 2003 and 2004, respectively) and discounting the inflated total to its present value using a discount rate (8.5% and 7.5% during 2003 and 2004, respectively). The resulting obligation is recorded as a long-term liability with a corresponding increase to landfill site costs as the landfill's total airspace is consumed. At December 31, 2003 and 2004, accruals for landfill closure and post-closure costs (including costs assumed through acquisitions) were $5,479 and $5,860, respectively. The Company estimates that its final capping, closure and post-closure payment commitments will begin in 2006.

Interest is accreted on the recorded liability using the corresponding discount rate. In accordance with SFAS No. 143, the closure and post-closure liability is recorded as an addition to site costs and amortized to depletion expense on a units-of-consumption basis as landfill airspace is consumed. The impact of changes determined to be changes in estimates, based on an annual update, is accounted for on a prospective basis. Depletion expense resulting from the closure and post-closure obligations recorded as a component of landfill site costs will generally be less during the early portion of a landfill's operating life and increase thereafter. The closure and post-closure liabilities reflect owned landfills and landfills operated under life-of-site operating agreements with estimated remaining lives, based on remaining permitted capacity, probable expansion capacity and projected annual disposal volumes, that range from approximately one to 244 years, with an average remaining life of approximately 59 years. The costs for closure and post-closure obligations at landfills the Company owns or operates are generally estimated based on interpretations of current requirements and proposed or anticipated regulatory changes.

The estimates for landfill closure and post-closure costs, including final capping costs, also consider when the costs would actually be paid and factor in inflation and discount rates. When using discounted cash flow techniques, reliable estimates of market premiums may not be obtainable. In the waste industry, there is no market for selling the responsibility for final capping, closure and post-closure obligations independent of selling the landfill in its entirety. Accordingly, the Company does not believe that it is possible to develop a methodology to reliably estimate a market risk premium and has therefore excluded any such market risk premium from its determination of expected cash flows for landfill asset retirement obligations. The possibility of changing legal and regulatory requirements and the forward-looking nature of these types of costs make any estimation or assumption less certain.

Adopting SFAS No. 143 required a cumulative adjustment to reflect the change in accounting for landfill obligations retroactively to the date of the inception of the landfill. Inception of the asset retirement obligation is the date operations commenced or the date the asset was acquired. Upon adopting SFAS No. 143 on January 1, 2003, the Company recorded a cumulative effect of the change in accounting principle of $448 ($282, net of tax), a decrease in its closure and post-closure liability of $9,142 and a decrease in net landfill assets of $8,667. Discounting the obligation with a higher discount rate and recording the liability as airspace is consumed resulted in a decrease to the closure and post-closure liabilities recorded by the Company before it adopted SFAS No. 143.

The following is a rollforward of the Company's closure and post-closure liability balance from December 31, 2003 to December 31, 2004:

Closure and post-closure liability at December 31, 2002	$ 13,749
Decrease in closure and post-closure liability from adopting SFAS No. 143	(9,142)
Liabilities incurred	435
Accretion expense	437
Closure and post-closure liability at December 31, 2003	5,479
Decrease in closure and post-closure liability from changes in annual engineering cost estimates	(880)
Assumption of closure liabilities from acquisition	345
Disposition of liabilities from discontinued operations	(62)
Liabilities incurred	557
Accretion expense	421
Closure and post-closure liability at December 31, 2004	$ 5,860

Pro forma financial information to reflect the reported results of operations for the year ended December 31, 2002, as if SFAS No. 143 were adopted on January 1, 2002, is as follows:

	Year Ended December 31, 2002
Net income as reported	$ 55,466
Pro forma impact of applying SFAS No. 143, net of tax	318
Pro forma net income	$ 55,784
Basic earnings per share as reported	$ 1.32
Pro forma impact of applying SFAS No. 143, net of tax	0.01
Pro forma basic earnings per share	$ 1.33
Diluted earnings per share as reported	$ 1.25
Pro forma impact of applying SFAS No. 143, net of tax	0.01
Pro forma diluted earnings per share	$ 1.26

At December 31, 2004, $12,323 of the Company's restricted cash balance was for purposes of settling future closure and post-closure liabilities.

- Disposal capacity. The Company's internal and third-party engineers perform surveys at least annually to estimate the disposal capacity at its landfills. This is done by using surveys and other methods to calculate, based on the terms of the permit, height restrictions and other factors, how much airspace is left to fill and how much waste can be disposed of at a landfill before it has reached its final capacity. The Company's landfill depletion rates are based on the remaining disposal capacity, considering both permitted and expansion airspace, at its landfills. Expansion airspace consists of additional disposal capacity being pursued through means of an expansion but is not actually permitted. Expansion airspace that meets certain internal criteria is included in the estimate of total landfill airspace. The Company's internal criteria to determine when expansion airspace may be included as disposal capacity is as follows:

(1) The land where the expansion is being sought is contiguous to the current disposal site, which is either owned by the Company or the property is under option, purchase, operating or other similar agreement;
(2) Total development costs, final capping costs, and closure/post-closure costs have been determined;
(3) Internal personnel have performed a financial analysis of the proposed expansion site and have determined that it has a positive financial and operational impact;
(4) Internal or external personnel are actively working to obtain the necessary approvals to obtain the landfill expansion permit;
(5) Obtaining the expansion is considered probable. For a pursued expansion to be considered probable, there must be no significant known technical, legal, community, business, or political restrictions or similar issues existing that could impair the success of the expansion; and
(6) The land where the expansion is being sought has the proper zoning or proper zoning can readily be obtained.

It is possible that the Company's estimates or assumptions could ultimately be significantly different from actual results. In some cases the Company may be unsuccessful in obtaining an expansion permit or the Company may determine that an expansion permit that the Company previously thought was probable has become unlikely. To the extent that such estimates, or the assumptions used to make those estimates, prove to be significantly different than actual results, or the belief that the Company will receive an expansion permit changes adversely in a significant manner, the costs of the landfill, including the costs incurred in the pursuit of the expansion, may be subject to impairment testing, as described below, and lower profitability may be experienced due to higher amortization rates, higher capping, closure and post-closure rates, and higher expenses or asset impairments related to the removal of previously included expansion airspace.

The Company periodically evaluates its landfill sites for potential impairment indicators. The Company's judgments regarding the existence of impairment indicators are based on regulatory factors, market conditions and operational performance of its landfills. Future events could cause the Company to conclude that impairment indicators exist and that its landfill carrying costs are impaired.

Allocation of Acquisition Purchase Price

A summary of the Company's acquisition purchase price allocation policies is as follows:

- The purchase price of acquisitions that do not include a landfill is allocated to identified intangible assets and tangible assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill. For acquired landfills, the Company allocates the purchase price to identified intangible and tangible assets acquired, excluding landfill airspace, and liabilities assumed based on their estimated fair values at the date of acquisition. Any residual amount is allocated to landfill costs.

- The Company often consummates single acquisitions that include a combination of collection operations and landfills. For each separately identified collection operation and landfill acquired in a single acquisition, the Company performs an initial allocation of total purchase price to the identified collection operations and landfills based on their relative fair values. Following this initial allocation of total purchase price to the identified collection operations and landfills, the Company further allocates the identified intangible assets and tangible assets acquired and liabilities assumed for each collection operation and landfill based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to either goodwill or landfill site costs, as discussed above.

- The Company accrues the payment of contingent purchase price if the events surrounding the contingency are deemed assured beyond a reasonable doubt. Contingent purchase price related to landfills is allocated to landfill site costs and contingent purchase price for acquisitions other than landfills is allocated to goodwill.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and intangible assets of the acquired entities. Goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", ("SFAS No. 142"). Other intangible assets, including those meeting new recognition criteria under SFAS No. 142, continue to be amortized over their estimated useful lives.

The Company fully adopted the new rules on accounting for goodwill and other intangible assets beginning on January 1, 2002. The Company tests goodwill for impairment annually using the two-step process prescribed in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. At least annually in the fourth quarter of the year, the Company performs impairment tests of goodwill and indefinite-lived intangible assets based on the carrying values. As a result of performing the tests for potential impairment, the Company determined that no impairment existed as of December 31, 2004 and therefore, there were no write-downs to any of its goodwill or indefinite-lived intangible assets.

The Company acquired indefinite-lived intangible assets, long-term franchise agreements, contracts and non-competition agreements in connection with certain of its acquisitions. The amounts assigned to indefinite-lived intangible assets consist of the value of certain perpetual rights to provide solid waste collection and transportation services in specified territories. The estimated fair value of the acquired indefinite-lived intangible assets, long-term franchise agreements and contracts was determined by management based on the discounted net cash flows associated with the rights, agreements and contracts. The estimated fair value of the non-competition agreements reflects management's estimates based on the amount of revenue protected under such agreements. The amounts assigned to the franchise agreements, contracts, and non-competition agreements are being amortized on a straight-line basis over the expected term of the related agreements (ranging from 3 to 56 years). In accordance with the provisions of SFAS No. 142, indefinite-lived intangible assets resulting from acquisitions completed subsequent to June 30, 2001 are not amortized; however, they are required to be classified separately from goodwill.

Restricted Cash

Restricted cash held by trustees consists principally of funds held in trust for the construction of various facilities, and funds deposited in connection with landfill closure and post-closure obligations. Proceeds from these financing arrangements are directly deposited into trust funds, and the Company does not have the ability to utilize the funds in regular operating activities. Accordingly, these amounts are reported as an investing activity when the cash is released from the trust funds and as a financing activity when the industrial revenue bonds are repaid out of the Company's cash balances.

Asset Impairments

Long-lived assets consist primarily of property, plant and equipment, goodwill and other intangible assets. Property, plant, equipment and other intangible assets are carried on the Company's financial statements based on their cost less accumulated depreciation or amortization. The recoverability of these assets is tested whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

Typical indicators that an asset may be impaired include:

- A significant decrease in the market price of an asset or asset group;
- A significant adverse change in the extent or manner in which an asset or asset group is being used or in its physical condition;
- A significant adverse change in legal factors or in the business climate that could affect the value of an asset or asset group, including an adverse action or assessment by a regulator;
- An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset;
- Current period operating or cash flow losses combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; or
- A current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

If any of these or other indicators occur, a test of recoverability is performed by comparing the carrying value of the asset or asset group to its undiscounted expected future cash flows. If the carrying values are in excess of undiscounted expected future cash flows, impairment is measured by comparing the fair value of the asset to its carrying value. Fair value is determined by an internally developed discounted projected cash flow analysis of the asset. Cash flow projections are sometimes based on a group of assets, rather than a single asset. If cash flows cannot be separately and independently identified for a single asset, the Company will determine whether an impairment has occurred for the group of assets for which the projected cash flows can be identified. If the fair value of an asset is determined to be less than the carrying amount of the asset or asset group, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs. Several impairment indicators are beyond the Company's control, and whether or not they will occur cannot be predicted with any certainty. Estimating future cash flows requires significant judgment and projections may vary from cash flows eventually realized. There are other considerations for impairments of landfills and goodwill, as described below.

Landfills - There are certain indicators listed above that require significant judgment and understanding of the waste industry when applied to landfill development or expansion projects. For example, a regulator may initially deny a landfill expansion permit application though the expansion permit is ultimately granted. In addition, management may periodically divert waste from one landfill to another to conserve remaining permitted landfill airspace. Therefore, certain events could occur in the ordinary course of business and not necessarily be considered indicators of impairment due to the unique nature of the waste industry.

Goodwill - The Company assesses whether goodwill is impaired on an annual basis in the fourth quarter of the year. This assessment is performed on each of the Company's four operating regions. If the Company determined the existence of goodwill impairment, the Company would measure that impairment based on the amount by which the book value of goodwill exceeds its implied fair value. The implied fair value of goodwill is determined by deducting the fair value of a reporting unit's identifiable assets and liabilities from the fair value of the reporting unit as a whole, as if that reporting unit had just been acquired and the purchase price were being initially allocated. Additional impairment assessments may be performed on an interim basis if the Company encounters events or changes in circumstances, such as those listed above, that would indicate that, more likely than not, the book value of goodwill has been impaired.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash, trade receivables, restricted cash, trade payables, debt instruments and interest rate swaps. As of December 31, 2003 and 2004, the carrying values of cash, trade receivables, restricted cash, and trade payables are considered to be representative of their respective fair values. The carrying values of the Company's debt instruments, excluding the 2006 Convertible Subordinated Notes and 2022 Floating Rate Convertible Subordinated Notes, approximate their fair values as of December 31, 2003 and 2004, based on current incremental borrowing rates for similar types of borrowing arrangements. The Company's 2006 Convertible Subordinated Notes, redeemed in April 2004, had a carrying value of $150,000 and had a fair value of approximately $160,770 at December 31, 2003, based on the publicly quoted trading price of these notes. The Company's 2022 Floating Rate Convertible Subordinated Notes have a carrying value of $175,000 and had a fair value of approximately $178,798 at December 31, 2003 and $203,333 at December 31, 2004, based on the publicly quoted trading price of these notes. The Company's interest rate swaps are recorded at their estimated fair values based on estimated cash flows calculated using interest rate yield curves as of December 31, 2003 and 2004.

Derivative Financial Instruments

The Company recognizes all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income (Note 11) until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

The Company's objective for utilizing derivative instruments is to reduce its exposure to fluctuations in cash flows due to changes in the variable interest rates of certain borrowings issued under its credit facility and other variable rate debt. The Company's strategy to achieve that objective involves entering into interest rate swaps that are specifically designated to certain variable rate instruments and accounted for as cash flow hedges.

At December 31, 2004, the Company's derivative instruments consist of two forward-starting interest rate swap agreements, entered into in May 2003 and two additional three-year interest rate swap agreements, entered into in March 2004. Each forward-starting interest rate swap agreement has a notional amount of $87,500 and effectively fixes the interest rate on the notional amount at interest rates ranging from 2.67% to 2.68%, plus applicable margin. The effective date of the swap agreements was February 2004 and each swap agreement expires in February 2007. The interest rate swaps entered into in 2004 each have a notional amount of $37,500 and effectively fix the interest rate on the notional amount at an interest rate of 2.25%, plus applicable margin. The effective date of the swap agreements is March 2004 and each swap agreement expires in March 2007. The interest rate swaps are included in other assets on the balance sheet. All the interest rate swap agreements are considered highly effective as cash flow hedges for a portion of the Company's variable rate debt, and the Company applies hedge accounting to account for these instruments. The notional amounts and all other significant terms of the swap agreements are matched to the provisions and terms of the variable rate debt being hedged.

Income Taxes

The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company assumes the deductibility of certain costs in its income tax filings and estimates the future recovery of deferred tax assets.

The Company has accrued income tax reserves for contingencies identified in the preparation of previously filed tax returns. The Company establishes the reserves based upon management's assessment of exposure associated with permanent differences, tax credits and interest expense. The tax reserves are analyzed quarterly and adjustments are made as events occur to warrant adjustments to the reserve. For example, if the statutory period for assessing tax on a given tax return or period lapses, the reserve associated with that period will be reduced.

Stock-Based Compensation

As permitted under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company has elected to account for stock-based compensation using the intrinsic value method prescribed by APB 25, "Accounting for Stock Issued to Employees." Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price or fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock.

The weighted average grant date fair values per share for options granted during 2002, 2003 and 2004 are as follows:

	2002	2003	2004
Exercise prices equal to market price of stock	$ 6.27	$ 5.17	$ 6.06
Exercise prices less than market price of stock	10.78	--	--

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31, 2002, 2003 and 2004: risk-free interest rate of 3.5%, 2.4%, and 3.1%, respectively; dividend yield of zero; volatility factor of the expected market price of the Company's common stock of 40%, 25%, and 24%, respectively; and a weighted-average expected life of the option of 4 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The following table summarizes the Company's pro forma net income and pro forma basic net income per share for the years ended December 31, 2002, 2003 and 2004:

	Year Ended December 31,		
	2002	2003	2004
Net income, as reported	$ 55,466	$ 65,596	$ 72,271
Add: stock-based employee compensation expense included in reported net income, net of related tax effects	533	196	611
Deduct: total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	(5,771)	(7,105)	(8,414)
Pro forma net income	$ 50,228	$ 58,687	$ 64,468
Earnings per share:			
Basic - as reported	$ 1.33	$ 1.54	$ 1.55
Basic - pro forma	1.21	1.38	1.38
Diluted - as reported	1.26	1.45	1.50
Diluted - pro forma	1.17	1.32	1.34

Per Share Information

Basic net income per share is computed using the weighted average number of common shares outstanding. Diluted net income per share is computed using the weighted average number of common and potential common shares outstanding. Potential common shares are excluded from the computation if their effect is anti-dilutive.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2002, 2003 and 2004 was $1,403, $1,842, and $2,075, respectively.

Insurance Liabilities

During 2002, the Company increased its scope of high-deductible insurance, adding automobile liability, general liability and workers' compensation claims. Previously, the Company's high-deductible insurance program covered only automobile collision and employee group health claims. The Company's insurance accruals are based on claims filed and estimates of claims incurred but not reported and are developed by the Company's management with assistance from its third-party actuary and its third-party claims administrator. The insurance accruals are influenced by the Company's past claims experience factors, which have a limited history, and by published industry development factors. At December 31, 2003 and 2004, the Company's total accrual for self-insured liabilities was $8,611 and $16,859, respectively.

Segment Information

The Company identifies its operating segments based on management responsibility and geographic location. The Company considers its intermodal operations and each of its four operating regions that report stand-alone financial information and have segment managers that report to the Company's chief operating decision maker to be operating segments. The Company has assessed and determined that it has met all of the aggregation criteria required under SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"), to aggregate its multiple operating segments into two reportable segments. Therefore, all four operating regions have been aggregated together and are reported as a single segment consisting of the collection, transfer, recycling and disposal of non-hazardous solid waste primarily in the Western and Southern United States. Intermodal operations is reported as a separate segment; however, as the intermodal operations were acquired in the fourth quarter of 2004 and were not material to the financial condition or results of operations for the year ended December 31, 2004, this segment has not been separately disclosed.

Reclassifications

Certain amounts reported in the Company's prior years' financial statements have been reclassified to conform with the 2004 presentation.

New Accounting Pronouncements

FIN 46

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") which was subsequently amended in December 2003. FIN 46 requires that unconsolidated variable interest entities be consolidated by their primary beneficiaries. A primary beneficiary is the party that absorbs a majority of the entity's expected losses or residual benefits. FIN 46 applies to variable interest entities created after January 31, 2003 and to existing variable interest entities beginning after June 15, 2003. The Company fully adopted FIN 46 on March 31, 2004 and this adoption did not have a material impact on the Company's financial statements.

EITF 04-8

In October 2004, the FASB reached a consensus on EITF Issue 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share" ("EITF 04-8") which requires contingently convertible debt instruments and other contingently convertible instruments to be included in diluted earnings per share calculations (if dilutive). EITF 04-8 requires restatement of all periods during which the instrument was outstanding; however, if the instrument was modified prior to the end of the adoption period, the issuer is required to retroactively apply the earnings per share treatment described in EITF Issue 90-19, "Convertible Bonds with Issuer Option to Settle for Cash upon Conversion" ("EITF 90-19"). For instruments where the principal value is settled in cash and the conversion value in excess of the principal value (conversion spread) is net share settled, EITF 90-19 requires the dilutive effect of the conversion spread to be included in the earnings per share calculation. EITF 04-8 is effective for periods ending after December 15, 2004. EITF 04-8 is applicable to the Company's 5.5% Convertible Subordinated Notes due April 2006 and the Floating Rate Convertible Subordinated Notes due 2022. As the 5.5% Convertible Subordinated Notes due April 2006 were dilutive to the calculation of earnings per share for all years presented in the statements of income, until the notes were redeemed in April 2004, no restatement for the impact of these notes is required under EITF 04-8. As described further in Note 9, the Floating Rate Convertible Subordinated Notes due 2022 were exchanged in 2004 and now require, subject to certain exceptions, payment of the principal value in cash and net share settlement of the conversion spread. Additionally, applying ETIF 90-19, the Floating Rate Convertible Subordinated Notes due 2022 were not dilutive to the calculation of earnings per share for the years ended December 31, 2002 or 2003, and, therefore, no restatement is required for these years under EITF 04-8. In accordance with EITF 04-8, the Company evaluates the dilutive effect of the conversion spread in the earnings per share calculation. The Company adopted EITF 04-8 on December 31, 2004 and this adoption did not have a material impact on the Company's financial statements.

SFAS 123(R)

On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123. SFAS 123(R) supersedes APB 25, "Accounting for Stock Issued to Employees" and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt SFAS 123(R) on July 1, 2005.

SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company is currently evaluating the adoption alternatives and expects to complete its evaluation during the third quarter of 2005.

As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)'s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall cash flows or financial position. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share included within this note to our consolidated financial statements.

SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $3,572, $3,078, and $8,195 for the years ended December 31, 2002, 2003, and 2004, respectively.

2. USE OF ESTIMATES AND ASSUMPTIONS

In preparing the Company's consolidated financial statements, several estimates and assumptions are made that affect the accounting for and recognition of assets, liabilities, revenues and expenses. These estimates and assumptions must be made because certain of the information that is used in the preparation of the Company's consolidated financial statements is dependent on future events, cannot be calculated with a high degree of precision from data available or is simply not capable of being readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and the Company must exercise significant judgment. The most difficult, subjective and complex estimates and the assumptions that deal with the greatest amount of uncertainty are related to the Company's accounting for landfills, self-insurance, allocation of acquisition purchase price and asset impairments and are discussed in Note 1. One additional area that involves estimation is when the Company estimates the amount of potential exposure it may have with respect to litigation, claims and assessments in accordance with SFAS No. 5, "Accounting for Contingencies." Actual results for all estimates could differ materially from the estimates and assumptions that the Company uses in the preparation of its consolidated financial statements.

3. DISCONTINUED OPERATIONS

In 2004, the Company disposed of all of its operations in the state of Georgia and a hauling operation in Washington. The operations in Georgia were exchanged for hauling, transfer and disposal operations in Tennessee and Mississippi. In the second quarter of 2005, we disposed of a hauling operation in Utah and terminated a landfill operating contract with a finite term in California. All periods presented have been restated to present the results for these operations as discontinued operations.

The table below reflects the discontinued operations as of December 31, 2002, 2003, and 2004 as follows:

	Years Ended December 31,		
	2002	2003	2004
Revenues	$ 20,813	$ 21,712	$ 16,098
Operating expenses:			
Cost of operations	15,763	16,940	13,009
Selling, general and administrative	2,319	3,123	2,000
Depreciation and amortization	1,852	2,276	2,317
Loss on disposal of assets and operations (a)	--	185	210
Operating income (loss)	879	(812)	(1,438)
Other income, net	--	19	--
Income (loss) from operations of discontinued operations	879	(793)	(1,438)
Income tax (provision) benefit	(329)	294	351
Income (loss) on discontinued operations	$ 550	$ (499)	$ (1,087)

(a) Loss on disposal of assets and operations for the year end December 31, 2004 includes $62 of gain on the sale of the operations in Washington and $6 of gain on the disposal of the Company's Georgia operations.

Additionally, the table below reflects the disposed assets and liabilities related to these operations.

	2004 Disposals
Disposed assets:	
Accounts receivable	$ 1,271
Prepaid expenses and other current assets	106
Other long-term assets	452
Property and equipment, net	18,254
Goodwill, net	14,262
Intangible assets, net	108
Disposed liabilities:	
Deferred revenue	(972)
Other liabilities	(39)
	$ 33,442

4. ACQUISITIONS

2003 and 2004 Acquisitions

During 2003, the Company acquired 16 non-hazardous solid waste businesses that were accounted for as purchases. Aggregate consideration for the acquisitions consisted of $76,471 in cash (net of cash acquired), common stock warrants valued at $173 and the assumption of debt totaling $23,033.

During 2004, the Company acquired Northwest Container Services, Inc. and 13 non-hazardous solid waste businesses that were accounted for as purchases. Aggregate consideration for the acquisitions consisted of $43,865 in cash (net of cash acquired), $31,440 of net assets exchanged for new operations, $6,686 in notes payable to sellers, common stock warrants valued at $224 and the assumption of debt and long-term liabilities totaling $24,608.

The results of operations of the acquired businesses have been included in the Company's consolidated financial statements from their respective acquisition dates.

The purchase prices have been allocated to the identified intangible assets and tangible assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill. The purchase price allocations are considered preliminary until the Company is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable. Although the time required to obtain the necessary information will vary with circumstances specific to an individual acquisition, the "allocation period" for finalizing purchase price allocations generally does not exceed one year from the consummation of a business combination.

As of December 31, 2004, the Company had six acquisitions for which purchase price allocations were preliminary, mainly as a result of pending working capital valuations. The Company believes the potential changes to its preliminary purchase price allocations will not have a material impact on its financial condition, results of operations or cash flows.

A summary of the purchase price allocations for acquisitions consummated in 2003 and preliminary purchase price allocations for the acquisitions consummated in 2004 is as follows:

	2003 Acquisitions	2004 Acquisitions
Acquired assets:		
Accounts receivable	$ 6,076	$ 5,866
Prepaid expenses and other current assets	918	1,021
Property and equipment	20,768	33,824
Goodwill	41,078	66,982
Long-term franchise agreements and contracts	32,583	5,226
Other intangibles	14	1,115
Non-competition agreements	364	211
Deferred tax asset	4,436	--
Other assets	4,026	2,133
Assumed liabilities:		
Deferred revenue	(1,064)	(18)
Accounts payable	(2,172)	(2,608)
Accrued liabilities	(5,226)	(6,786)
Debt and long-term liabilities assumed	(23,033)	(31,294)
Deferred income taxes	(2,124)	(143)
Total cash consideration, net	$ 76,644	$ 75,529

During the year ended December 31, 2003, the Company paid $8,384 of acquisition-related liabilities accrued at December 31, 2002. During the year ended December 31, 2004, the Company paid $2,919 of acquisition-related liabilities accrued at December 31, 2003.

Goodwill and long-term franchise agreements, contracts, and other intangibles acquired in 2003 totaling $38,615 and $30,307, respectively, are expected to be deductible for tax purposes. Goodwill and long-term franchise agreements, contracts, and other intangibles acquired in 2004 totaling $40,594 and $5,134, respectively, are expected to be deductible for tax purposes.

In connection with an acquisition consummated in 2002, the Company is required to pay $2,000 of contingent consideration in cash to the former shareholders which is triggered by the Company obtaining an expansion permit for a landfill acquired. The Company has accrued the $2,000 contingent cash payment because it considers it beyond a reasonable doubt that the expansion permit for the landfill acquired in 2002 will be obtained. Additionally, at December 31, 2003, the Company accrued an $850 liability to former owners of a company acquired in 2003 that was payable in cash based upon the acquired company meeting or exceeding certain revenue targets during the 90 day period following the close of the acquisition. The acquired company met the required revenue targets and the $850 was paid in full in January 2004.

The following pro forma results of operations assume that the Company's significant acquisitions occurring in 2003 and 2004, accounted for using the purchase method of accounting, were acquired as of January 1, 2003 (unaudited):

	Year Ended December 31,	
	2003	2004
Total revenue	$ 613,314	$ 656,019
Income from continuing operations	65,908	73,288
Net income	65,691	72,201
Basic income per share	1.55	1.55
Diluted income per share	1.45	1.49

The unaudited pro forma results do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on January 1, 2003, nor are they necessarily indicative of future operating results.

5. INTANGIBLE ASSETS

Intangible assets, exclusive of goodwill, consisted of the following at December 31, 2004:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:			
Long-term franchise agreements			
and contracts	$ 51,799	$ (3,684)	$ 48,115
Non-competition agreements	3,990	(2,967)	1,023
Other, net	3,531	(1,130)	2,401
	59,320	(7,781)	51,539
Nonamortized intangible assets:			
Indefinite-lived intangible assets	17,202	--	17,202
Intangible assets, exclusive of goodwill	$ 76,522	$ (7,781)	$ 68,741

The weighted-average amortization periods of long-term franchise agreements, non-competition agreements and other intangibles acquired during the year ended December 31, 2004 are 21 years, 5 years and 10 years, respectively.

Intangible assets, exclusive of goodwill, consisted of the following at December 31, 2003:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:			
Long-term franchise agreements			
and contracts	$ 46,810	$ (1,994)	$ 44,816
Non-competition agreements	3,986	(2,551)	1,435
Other, net	2,415	(917)	1,498
	53,211	(5,462)	47,749
Nonamortized intangible assets:			
Indefinite-lived intangible assets	17,035	--	17,035
Intangible assets, exclusive of goodwill	$ 70,246	$ (5,462)	$ 64,784

The weighted-average amortization periods of long-term franchise agreements and non-competition agreements acquired during the year ended December 31, 2003 are 37.5 and 5 years, respectively.

The amounts assigned to indefinite-lived intangible assets consist of the value of certain perpetual rights to provide solid waste collection and transportation services in specified territories. These indefinite-lived intangible assets were subject to amortization prior to the Company's adoption of SFAS No. 142.

Estimated future amortization expense for the next five years of amortizable intangible assets is as follows:

For the year ended December 31, 2005	$		2,449
For the year ended December 31, 2006			2,268
For the year ended December 31, 2007			2,083
For the year ended December 31, 2008			1,892
For the year ended December 31, 2009			1,792

Total amortization expense for intangible assets was $1,351, $1,677 and $2,477 for the years ended December 31, 2002, 2003 and 2004, respectively.

6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

		Year Ended December 31,		
		2003		2004
Landfill site costs	$	429,838	$	447,239
Rolling stock		126,748		159,785
Land, buildings and improvements		72,463		76,447
Containers		66,711		76,736
Machinery and equipment		69,668		75,816
Construction in process		--		1,140
		765,428		837,163
Less accumulated depreciation and depletion		(152,203)		(196,433)
	$	613,225	$	640,730

The Company's landfill depletion expense for the years ended December 31, 2002, 2003 and 2004 was $12,123, $13,618 and $15,300, respectively.

7. OTHER ASSETS, NET

Other assets, net, consist of the following:

		Year Ended December 31,		
		2003		2004
Deferred financing costs	$	13,961	$	10,093
Investment in unconsolidated entity		5,300		5,300
Deposits		828		2,874
Unrealized swap gains		272		2,875
Other		774		2,456
	$	21,135	$	23,598

8. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	Year Ended December 31,	
	2003	2004
Insurance claims	$ 8,611	$ 16,859
Payroll and payroll-related	5,783	9,337
Interest payable	4,422	2,665
Acquisition-related	3,232	4,600
Income taxes	4,784	--
Other	5,088	4,483
	$ 31,920	$ 37,944

9. LONG-TERM DEBT

Long-term debt consists of the following:

	Year Ended December 31,	
	2003	2004
Revolver under Credit Facility	$ 53,000	$ 261,000
Term Loan under Credit Facility	175,000	--
2006 Convertible Subordinated Notes	150,000	--
2022 Floating Rate Convertible Subordinated Notes	175,000	175,000
2001 Wasco Bonds	13,600	12,560
California Tax-Exempt Bonds	28,970	25,685
Notes payable to sellers in connection with acquisitions, unsecured, bearing interest at 5.0% to 8.0%, principal and interest payments due periodically with due dates ranging from 2005 to 2036	5,356	9,214
Notes payable to third parties, secured by substantially all assets of certain subsidiaries of the Company, bearing interest at 4.0% to 11.0%, principal and interest payments due periodically with due dates ranging from 2005 to 2010	10,705	15,150
	611,631	498,609
Less - current portion	(9,740)	(9,266)
	$ 601,891	$ 489,343

Credit Facility

In 2000, the Company entered into a revolving credit facility under which the Company could borrow up to $435,000. In October 2003, the Company amended this credit facility to increase the maximum borrowings to $575,000 consisting of a $400,000 senior secured revolving credit facility with a syndicate of banks for which Fleet National Bank acts as agent, and a $175,000 senior secured term loan. In March 2004, the senior secured term loan was refinanced to increase the total borrowing to $200,000. In November 2004, the Company refinanced its credit facility. The new credit agreement amends and restates the old credit facility agreement in its entirety. The new credit facility consists of a $650,000 senior secured revolving credit facility with a syndicate of banks for which Bank of America, N.A. (formerly Fleet National Bank) acts as agent. The principal amount of the senior secured term loan under the old credit facility was repaid in full. As of December 31, 2003, $228,000 was outstanding under the credit facility as follows: $175,000 was outstanding under the senior secured term loan and $53,000 was outstanding under the senior secured revolving credit facility, exclusive of outstanding stand-by letters of credit of $45,905. As of December 31, 2004, $261,000 was outstanding under our senior secured revolving credit facility, exclusive of outstanding stand-by letters of credit of $47,738.

The new senior secured revolving credit facility requires monthly interest payments and matures in October 2009. Under the new credit facility, there is no maximum amount of stand-by letters of credit that can be issued; however, the issuance of stand-by letters of credit reduces the amount of total borrowings available. The new credit facility requires the Company to pay a commitment fee ranging from 0.20% to 0.50% of the unused portion of the new credit facility. The Company is able to increase the maximum borrowings under the new credit facility to $800,000, provided that no event of default, as defined, has occurred, although no existing lender will have any obligation to increase its commitment. The borrowings under the new credit facility bear interest, at our option, at either the base rate plus the applicable base rate margin (4.5% and 5.3% as of December 31, 2003 and 2004, respectively) on base rate loans, or the Eurodollar rate plus the applicable Eurodollar margin (approximately 3.2% and 3.3% as of December 31, 2003 and 2004, respectively) on Eurodollar loans. The applicable margin under the revolving credit facility varies depending on the Company's leverage ratio, as defined in the new credit agreement, and range from 0.875% to 2.00% for Eurodollar loans and up to 0.50% for base rate loans. Virtually all of the Company's assets, including its interest in the equity securities of its subsidiaries, secure its obligations under the new credit facility. The new credit facility contains customary representations and warranties and places certain business, financial and operating restrictions on the Company relating to, among other things, indebtedness, liens and other encumbrances, investments, mergers and acquisitions, asset sales, sale and leaseback transactions, and dividends, distributions and redemptions of capital stock, which restrictions are substantially the same as those contained in the old credit facility. Consistent with the old credit facility, the new credit agreement requires that the Company maintains specified financial ratios and balances, and obtains the lenders' approval of acquisitions in certain circumstances. As of December 31, 2003 and 2004, the Company was in compliance with all applicable covenants in its then outstanding credit facility. The credit facility also requires the lenders' approval of acquisitions in certain circumstances.

5.5% Convertible Subordinated Notes Due 2006

In April 2001, the Company issued 5.5% Convertible Subordinated Notes due April 2006 (the "2006 Convertible Subordinated Notes") with an aggregate principal amount of $150,000 in a Rule 144A offering. The 2006 Convertible Subordinated Notes were unsecured, ranked junior to existing and future Senior Indebtedness, as defined in the indenture governing the notes, and were convertible at any time at the option of the holder into common stock at a conversion price of $25.35 per share. The notes were callable by the Company beginning April 2004 at an early call premium of 102.2%. In April 2004, the Company redeemed its 2006 Convertible Subordinated Notes. Holders of the notes chose to convert a total of $123,648 principal amount of the notes into 4,876,968 shares of Waste Connections common stock at a price of approximately $25.35 per share, or approximately 39.443 shares per $1 principal amount of notes, plus cash in lieu of fractional shares. The Company redeemed the balance of $26,352 principal amount of the notes with proceeds from its credit facility at a redemption price of $1.022 per $1 principal amount of the notes. All holders of the notes also received accrued interest of $0.0275 per $1 principal amount of notes. As a result of the redemption, the Company recognized $1,478 of pre-tax expense ($1,125 net of taxes) in April 2004.

Floating Rate Convertible Subordinated Notes due 2022

In April 2002, Waste Connections issued Floating Rate Convertible Subordinated Notes due 2022 (the "2022 Floating Rate Convertible Subordinated Notes") with an aggregate principal amount of $175,000 in a Rule 144A offering. The 2022 Floating Rate Convertible Subordinated Notes are unsecured and rank junior to all existing and future senior indebtedness, as defined in the indenture governing the 2022 Floating Rate Convertible Subordinated Notes. The 2022 Floating Rate Convertible Subordinated Notes bear interest at the 3-month LIBOR rate plus 50 basis points, payable quarterly. The net proceeds from the sale of the 2022 Floating Rate Convertible Subordinated Notes were used to repay a portion of the outstanding indebtedness under the Company's credit facility.

In the third quarter of 2004, the Company completed an exchange offer with respect to all of its 2022 Floating Rate Convertible Subordinated Notes. The Company offered to exchange $1 in principal amount of new 2022 Floating Rate Convertible Subordinated Notes for each $1 in principal amount of its old 2022 Floating Rate Convertible Subordinated Notes accepted for exchange. Through the exchange offer, the Company updated certain features of the old 2022 Floating Rate Convertible Subordinated Notes with terms that are now prevalent in the convertible note market. These features include required (subject to certain exceptions) payment of the principal value in cash and net share settle of the conversion value in excess of the principal value of the notes upon conversion and dividend protection provisions. No other material terms of the 2022 notes, including maturity date and interest rate, were changed.

The holders may surrender notes for conversion into common stock at a conversion price of $32.26 per share at any time prior to the maturity date, only if any of the following conditions are satisfied:

(a) the closing sale price per share of the Company's common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the calendar quarter in which the conversion occurs is more than 110% of the conversion price per share on that thirtieth trading day;

(b) during such period, if any, that the credit ratings assigned to the 2022 Floating Rate Convertible Subordinated Notes by Moody's Investors Service, Inc. and Standard & Poor's Rating Group (the "Rating Agencies") are reduced below B3 or B-, respectively;

(c) if neither Rating Agency is rating the 2022 Floating Rate Convertible Subordinated Notes;

(d) during the five business day immediately following any nine consecutive trading day period in which the trading price of the 2022 Floating Rate Convertible Subordinated Notes (per $1 principal amount) for each day of such period is less than 95% of the product of the closing sale price of the Company's common stock on that day multiplied by the number of shares issuable upon conversion of $1 principal amount of the 2022 Floating Rate Convertible Subordinated Notes;

(e) upon the occurrence of specified corporate transactions; or

(f) if the 2022 Floating Rate Convertible Subordinated Notes have been called for redemption and the redemption has not yet occurred. The dividend protection provisions provide a lowering of the conversion price if a dividend is issued while the notes are still outstanding.

The Company may redeem all or a portion of the 2022 Floating Rate Convertible Subordinated Notes for cash at any time on or after May 7, 2006. Holders of the 2022 Floating Rate Convertible Subordinated Notes may require the Company to purchase their notes in cash at a price of par plus accrued and unpaid interest, if any, upon a change in control of the Company, as defined in the indenture, or on any of the following dates: May 1, 2009, May 1, 2012 and May 1, 2017.

Wasco Bond

In December 1999, the Company completed a $13,600 tax-exempt bond financing for its Wasco subsidiary (the "Wasco Bond"). These funds were used for the acquisition, construction, furnishing, equipping and improving of a landfill located in Wasco County, Oregon (the "Landfill Project"). In March 2001, the Company refinanced the Wasco Bond by completing $13,600 of tax-exempt revenue bond financing through the issuance of three bonds (the "2001 Wasco Bonds"). The Company incurred debt extinguishment costs of $144, net of tax, related to this refinancing. The 2001 Wasco Bonds consist of $1,040 of 6.5% term bonds which were paid March 1, 2004, $4,085 of 7.0% term bonds due March 1, 2012 and $8,475 of 7.25% term bonds due March 1, 2021. On an annual basis, the Company is required to remit principal payments. The principal payment requirements in 2003 and 2004 were $345 and $370, respectively. The total future principal payment requirements are as follows: $395 in 2005, $425 in 2006, $455 in 2007, $485 in 2008, $525 in 2009 and $10,275 thereafter.

California Tax-Exempt Bonds

In June 1998, the Company completed a $1,800 tax-exempt bond financing for its Madera subsidiary (the "Madera Bond"). These funds were used for specified capital expenditures and improvements, including installation of a landfill gas recovery system. The bonds mature on May 1, 2016 and bear interest at variable rates based on market conditions for California tax-exempt bonds (approximately 1.3% and 2.1% at December 31, 2003 and 2004, respectively). The bonds are backed by a letter of credit issued by Fleet Boston Financial Corporation under the Credit Facility for $1,829.

In July 1998 and May 1999, Cold Canyon Landfill, Inc. and South County Sanitary Service, Inc., wholly-owned subsidiaries of the Company acquired in 2002, received a total of $9,490 from the issuance of tax-exempt bond financing (the "Cold Canyon and South County Bonds") through the California Pollution Control Financing Authority. These funds were used for specified capital expenditures and improvements. The outstanding balance of the South County and Cold Canyon Bonds was $7,145 at December 31, 2003 and 2004 with scheduled principal maturities of $1,300 in May 2006 and $5,845 in July 2008. The Cold Canyon and South County Bonds bear interest at variable rates based on market conditions for California tax-exempt bonds (approximately 1.3% and

2.1% at December 31, 2003 and 2004, respectively) and are backed by a letter of credit issued by Fleet National Bank under the Credit Facility for $7,246.

In June 1999, GreenWaste of Tehama, a wholly-owned subsidiary of the Company acquired in 2003, received a total of $3,435 from the issuance of tax-exempt bond financing (the "Tehama Bonds") through California Pollution Control Financing Authority. These funds were used to finance improvements to and expansion of certain solid waste disposal facilities. The outstanding balance of the Tehama bonds was $2,060 and $1,630 at December 31, 2003 and 2004, respectively. The bond bears interest at variable rates based on market conditions for California tax-exempt bonds (approximately 1.3% and 2.1% at December 31, 2003 and 2004, respectively). On an annual basis, the Company is required to remit principal payments. The principal payment requirements in 2003 and 2004 were $0 and $430, respectively. The total future principal payment requirements are as follows: $455 in 2005, $475 in 2006, $60 in 2007, $60 in 2008, $65 in 2009 and $515 thereafter.

In August 1997 and October 2001, GreenTeam of San Jose, a wholly-owned subsidiary of the Company acquired in 2003, received a total of $18,040 from the issuance of tax-exempt bond financing (the "San Jose Bonds") through California Pollution Control Financing Authority. These funds are used for specified capital expenditures and improvements. The outstanding balance of the San Jose bonds was $17,965 and $15,110 at December 31, 2003 and 2004, respectively. The bonds bear interest at variable rates based on market conditions for California tax-exempt bonds (approximately 1.3% and 2.1% at December 31, 2003 and 2004, respectively) and are backed by a letter of credit issued by Fleet National Bank under the Credit Facility for $15,378. On an annual basis, the Company is required to remit principal payments. The principal payment requirements in 2003 and 2004 were $0 and $2,855, respectively. The total future principal payment requirements are as follows: $1,185 in 2005, $2,180 in 2006, $2,305 in 2007, $2,420 in 2008, $2,545 in 2009 and $4,475 thereafter.

The Company has a total of $25,685 of tax-exempt bonds at December 31, 2004 that mature through 2016 that are remarketed weekly by a remarketing agent to effectively maintain a variable yield. If the remarketing agent is unable to remarket the bonds, then the remarketing agent can put the bonds to the Company. The Company has obtained stand-by letters of credit, issued under its senior secured revolving credit facility, to guarantee repayment of the bonds in this event. The Company classified these borrowings as long-term at December 31, 2004 because the borrowings are supported by stand-by letters of credit issued under the Company's senior secured revolving credit facility which is long-term.

Interest Rate Swaps

At December 31, 2004, the Company's derivative instruments consist of two forward-starting interest rate swap agreements, entered into in May 2003 and two additional three-year interest rate swap agreements, entered into in March 2004. Each forward-starting interest rate swap agreement has a notional amount of $87,500 and effectively fixes the interest rate on the notional amount at interest rates ranging from 2.67% to 2.68%, plus applicable margin. The effective date of the forward-starting swap agreements was February 2004 and each swap agreement expires in February 2007. The interest rate swaps entered into in 2004 each have a notional amount of $37,500 and effectively fix the interest rate on the notional amount at an interest rate of 2.25%, plus applicable margin. The effective date of the swap agreements was March 2004 and each swap agreement expires in March 2007. All the interest rate swap agreements are considered highly effective as cash flow hedges for a portion of the Company's variable rate debt, and the Company applies hedge accounting to account for these instruments. The notional amounts and all other significant terms of the swap agreements are matched to the provisions and terms of the variable rate debt being hedged.

As of December 31, 2004, aggregate contractual future principal payments by calendar year on long-term debt are due as follows:

2005	$ 9,266
2006	9,513
2007	6,791
2008	12,675
2009	266,403
Thereafter	193,961
	$ 498,609

10. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

Leases

The Company leases its facilities and certain equipment under non-cancelable operating leases for periods ranging from one to 20 years, with renewal options for certain leases. The Company's total rent expense under operating leases during the years ended December 31, 2002, 2003 and 2004 was $4,493, $4,687 and $5,641, respectively.

As of December 31, 2004, future minimum lease payments under these leases, by calendar year, are as follows:

2005	$	6,093
2006		5,477
2007		4,514
2008		4,099
2009		3,577
Thereafter		26,728
	$	50,488

Financial Surety Bonds

The Company uses financial surety bonds for a variety of corporate guarantees. The two largest uses of financial surety bonds are for municipal contract performance guarantees and landfill closure and post-closure financial assurance required under certain environmental regulations. Environmental regulations require demonstrated financial assurance to meet closure and post-closure requirements for landfills. In addition to surety bonds, these requirements may also be met through alternative financial assurance instruments, including insurance, letters of credit and restricted cash deposits.

At December 31, 2003 and 2004, the Company had provided customers and various regulatory authorities with surety bonds in the aggregate amount of approximately $54,495 and $75,323, respectively, to secure its landfill closure and post-closure requirements and $37,795 and $46,052, respectively, to secure performance under collection contracts and landfill operating agreements.

In August 2003, the Company paid $5,300 to acquire a 9.9% interest in a company that, among other activities, issues financial surety bonds to secure landfill closure and post-closure obligations for companies operating in the solid waste industry. The Company accounts for this investment under the cost method of accounting. There have been no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment and, therefore, the fair value of this investment has not been estimated as it is not practicable to do so. At December 31, 2003 and 2004, this investee company had written $17,815 and $27,103, respectively, of the Company's financial surety bonds for landfill closure and post-closure obligations. The Company's reimbursement obligations under these bonds are secured by a pledge of its stock in the investee company.

Unconditional Purchase Obligation

The Company has an unconditional obligation to purchase diesel fuel under a 24-month agreement expiring on December 31, 2005. The remaining minimum amount of diesel fuel to be purchased under the agreement is $10,987, plus taxes and transportation costs upon delivery.

Put Option

The minority interest holders of a majority-owned subsidiary of Waste Connections have a currently exercisable option (the put option) to require Waste Connections to complete the acquisition of this majority-owned subsidiary by purchasing their minority ownership interests for fair market value. The put option calculates the fair market value of the subsidiary based on its current operating income before depreciation and amortization, as defined in the put option agreement. The put option does not have a stated termination date. At December 31, 2004, the minority interest holders' pro rata share of the subsidiary's fair market value is estimated to be worth between $71 million and $85 million. Because the put is calculated at fair market value, no amounts have been accrued relative to the put option.

CONTINGENCIES

Environmental Risks

The Company is subject to liability for any environmental damage that its solid waste facilities may cause to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water, including damage resulting from conditions existing prior to the acquisition of such facilities by the Company. The Company may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal was arranged by the Company or its predecessors. Any substantial liability for environmental damage incurred by the Company could have a material adverse effect on the Company's financial condition, results of operations or cash flows. As of December 31, 2004, the Company is not aware of any significant environmental liabilities.

Legal Proceedings

The Company's subsidiary, Rhino Solid Waste, Inc., owns undeveloped property in Chaparral, New Mexico, for which it sought a permit to operate a municipal solid waste landfill. After a public hearing, the New Mexico Environment Department approved the permit for the facility on January 30, 2002. Colonias Development Council, or CDC, a nonprofit organization, opposed the permit at the public hearing and appealed the Department's decision to the Court of Appeals of New Mexico, primarily on the grounds that the Department failed to consider the social impact of the landfill on the community of Chaparral, and failed to consider regional planning issues. In *Colonias Dev. Council v. Rhino Envtl. Servs. (In re Rhino Envtl. Servs.), 134 N.M. 637, 640 (N.M. Ct. App., 2003)*, the Court of Appeals affirmed the Department's decision to grant the landfill permit. CDC then appealed that decision to the Supreme Court of the state of New Mexico. On July 18, 2005, the Supreme Court reversed the Court of Appeals' decision, and remanded the matter back to the Department to conduct a limited public hearing on certain evidence CDC claims was wrongfully excluded from consideration by the hearing officer, and to allow the Department to reconsider the evidence already proffered concerning the impact of the landfill on the surrounding community's quality of life. At December 31, 2004, the Company had $8,003 of capitalized expenditures related to this landfill development project. If the Company is not ultimately issued a permit to operate the municipal solid waste landfill, the Company will be required to expense in a future period the $8,003 of capitalized expenditures, less the recoverable value of the undeveloped property and other amounts recovered, which would likely have a material adverse effect on our reported income for that period.

The Company owns undeveloped property in Harper County, Kansas, where it is seeking permits to construct and operate a municipal solid waste landfill. In 2002, the Company received a special use permit from Harper County for zoning the landfill and in 2003 it received a draft permit from the Kansas Department of Health and Environment to construct and operate the landfill. In July 2003, the District Court of Harper County invalidated the previously issued zoning permit after it was challenged by a citizens group. On August 20, 2004, the Kansas Court of Appeals reversed the District Court ruling and upheld the zoning permit. The landfill opponents appealed this decision to the Kansas Supreme Court, which denied the appeal on December 14, 2004, and ordered the District Court to re-instate the previously approved zoning permit. At December 31, 2004, the Company had $4,528 of capitalized expenditures related to this landfill development project. The Company believes it will receive the final permit. If the Company does not receive the final permit, however, the Company will be required to expense in a future period the $4,528 of capitalized expenditures, less the recoverable value of the undeveloped property and other amounts recovered, which would likely have a material adverse effect on its reported income for that period.

The Company is a party to various claims and suits pending for alleged damages to persons and property and alleged liabilities occurring during the normal operations of the solid waste management business. In the case of *Karen Colleran, Conservator of the Estate of Robert Rooney v. Waste Connections of Nebraska, Inc.*, which was filed on October 31, 2003, the plaintiff seeks recovery for damages allegedly suffered by Father Robert Rooney when the bicycle he was riding collided with one of the Company's garbage trucks in Valley County, Nebraska. The complaint alleges that Father Rooney suffered serious bodily injury, including traumatic brain injury. The plaintiff seeks recovery of past medical expenses of approximately $430 and an unspecified amount for future medical expenses and home healthcare, past pain and suffering, future pain and suffering, lost income, loss of earning capacity, and permanent injury and disability. The Company's primary defense is that the plaintiff is not entitled to any damages under Nebraska law because the negligence of Father Rooney was equal to or greater than any negligence on the part of the driver, and the Company intends to defend this case vigorously on these and other grounds. This case is in the early stages of discovery, and the Company has not accrued any potential loss as of December 31, 2004; however, an adverse outcome in this case coupled with a significant award to the plaintiff could have an adverse effect on the Company's reported income in the period incurred.

In the case of *Cristobal Lozoya v. Waste Connections of Oklahoma, Inc. et al.,* which was filed on September 27, 2004, the plaintiff seeks recovery for injuries he suffered in an accident at the Company's Oklahoma City landfill. The defendants are Waste Connections of Oklahoma, the individual operator of the equipment involved in the accident, and a personnel agency that employed the operator. The plaintiff has alleged that the defendants' actions and/or omissions constituted gross negligence and a reckless disregard for the rights and safety of others, thereby entitling plaintiff to punitive damages in an unspecified amount. The Company intends to defend this action vigorously and to seek contribution for any damage award from the personnel agency. If the case proceeds to trial and punitive damages are awarded, they would not be covered by insurance. This case is in the early stages of discovery, and the Company has not accrued any potential loss for punitive damages as of December 31, 2004; however, an adverse outcome in this case coupled with a significant award to the plaintiff could have a material adverse effect on the Company's reported income in the period incurred.

In the normal course of its business and as a result of the extensive governmental regulation of the solid waste industry, the Company is subject to various judicial and administrative proceedings involving federal, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit held by the Company. From time to time the Company may also be subject to actions brought by citizens' groups or adjacent landowners or residents in connection with the permitting and licensing of landfills and transfer stations, or alleging environmental damage or violations of the permits and licenses pursuant to which the Company operates.

In addition, the Company is a party to various claims and suits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of the waste management business. Except as noted in the legal cases described above, as of December 31, 2004 there is no current proceeding or litigation involving the Company that the Company believes will have a material adverse impact on its business, financial condition, results of operations or cash flows.

Guarantees

The Company has guaranteed the tax-exempt bonds for its Wasco subsidiary. If this subsidiary fails to meet its obligations associated with tax-exempt bonds as they come due, the Company will be required to perform under the related guarantee agreement. No additional liability has been recorded for these guarantees because the underlying obligations are reflected in the Company's consolidated balance sheets. See Note 9 for information on the Wasco tax-exempt bond balances and maturities.

Employees

At December 31, 2004, the Company employed 3,768 full-time employees, of which 311, or 8% of its workforce, are employed under collective bargaining agreements primarily with the Teamsters Union. These employees are subject to labor agreements that are subject to renegotiation periodically. The Company has 109 employees, or 3% of its workforce, who work under collective bargaining agreements that are set to expire in June 2005. The Company does not expect any significant disruption in its business in 2005 as a result of labor negotiations, employee strikes or organizational efforts.

11. STOCKHOLDERS' EQUITY

Stock Split

On May 26, 2004, the Company announced that its Board of Directors had declared a three-for-two stock split of its common stock, in the form of a 50% stock dividend to stockholders of record on June 10, 2004. Shares resulting from the split were distributed on June 24, 2004 (payment date). Shares, share price, per share amounts, common stock at par value and capital in excess of par value have been restated to reflect the effect of the stock split for all periods presented in this Form 10-Q. As a result of the stock split, fractional shares equal to 837 whole shares were repurchased at a price of $23.

Share Repurchase Program

On May 3, 2004, the Company announced that its Board of Directors had authorized a common stock repurchase program for the repurchase of up to $200 million of common stock over a two-year period. Under the program, stock repurchases may be made in the open market or in privately negotiated transactions from time to time at management's discretion. The timing and amounts of any repurchases will depend on many factors, including the Company's capital structure, the market price of the common stock and overall market conditions. As of December 31, 2004, the Company had repurchased 2,496,600 shares of its common stock at a cost of $72,868, of which $63,940 were purchased under the approved plan.

Common Stock

Of the 52,394,209 shares of common stock authorized but unissued as of December 31, 2004, the following shares were reserved for issuance:

Stock option plans	9,944,022
2022 Floating Rate Convertible Subordinated Notes	5,424,668
Consultant Incentive Plan	295,200
Stock purchase warrants	94,599
2002 Restricted stock plan	114,894
	15,873,383

Restricted Stock

During 2002, the Company's Board of Directors adopted the 2002 Restricted Stock Plan (the "Restricted Stock Plan") in which selected employees, other than officers and directors, may participate. Restricted stock awards under the Restricted Stock Plan may or may not require a cash payment from a participant to whom an award is made. The awards become free of the stated restrictions over periods determined at the date of the grant, subject to continuing employment, the achievement of particular performance goals and/or the satisfaction of certain vesting provisions applicable to each award of shares. The Board of Directors currently administers the Restricted Stock Plan. The Board of Directors authorizes the grant of any stock awards and determines the employees to whom shares are awarded, number of shares to be awarded, award period and other terms and conditions of the awards. Shares of restricted stock may be forfeited and revert to the Company if a plan participant resigns from Waste Connections and its subsidiaries, is terminated for cause or violates the terms of any noncompetition or nonsolicitation agreements to which that plan participant is bound (if such plan participant has been terminated without cause). A total of 142,500 shares were reserved for issuance under the Restricted Stock Plan. During the years ended December 31, 2002, 2003 and 2004, the Company issued 34,505, 1,950 and 89,927 shares of restricted stock, with grant-date fair values of $23.52, $24.42 and $24.93 per share, respectively, to selected employees. The total fair value of the issued restricted stock was $812, $48 and $2,242 for the years ended December 31, 2002, 2003 and 2004, respectively, and is being amortized ratably to expense over the three-year restriction period. During 2003, a portion of the restricted stock granted in 2002 became free of restrictions, resulting in the issuance of 7,463 shares of common stock. During 2004, a portion of the restricted stock granted in 2002 and 2003 became free of restrictions, resulting in the issuance of 7,394 shares of common stock.

Stock Options

In 1997, the Company's Board of Directors adopted a stock option plan in which all officers, employees, directors and consultants may participate (the "1997 Option Plan"). Options granted under the 1997 Option Plan may either be incentive stock options or nonqualified stock options, generally have a term of 10 years from the date of grant, and will vest over periods determined at the date of grant. The exercise prices of the options are determined by the Company's Board of Directors and will be at least 100% or 110% of the fair market value of the Company's common stock on the date of grant as provided for in the Option Plan.

The 1997 Option Plan provides for the reservation of common stock for issuance thereunder equal to 5,250,000 shares. The amount of common stock reserved for issuance under the 1997 Option Plan is decreased for options exercised and increased for previously granted options that have been forfeited or cancelled. As of December 31, 2004, options for 30,621 shares of common stock were available for future grants under the 1997 Option Plan.

In 2002, the Company's Board of Directors authorized two additional equity-based compensation plans: the 2002 Stock Option Plan and 2002 Senior Management Equity Incentive Plan. A total of 3,750,000 shares of the Company's common stock were reserved for future issuance under the 2002 Stock Option Plan. Participation in the 2002 Stock Option Plan is limited to consultants and employees, other than officers and directors. Options granted under the 2002 Stock Option Plan are nonqualified stock options and have a term of no longer than 10 years from the date they are granted. Options generally become exercisable in installments pursuant to a vesting schedule set forth in each option agreement. The Board of Directors authorizes the granting of options and determines the employees and consultants to whom options are to be granted, the number of shares subject to each option, the exercise price, option term, vesting schedule and other terms and conditions of the options. A total of 4,500,000 shares of the Company's common stock were reserved for future issuance under the 2002 Senior Management Equity Incentive Plan. The Company's stockholders approved the 2002 Senior Management Equity Incentive Plan on May 16, 2002. Participation in the 2002 Senior Management Equity Incentive Plan is limited to officers and directors of the Company. Options granted under the 2002 Senior Management Equity Incentive Plan may be either incentive stock options or non-qualified stock options. As of December 31, 2004, options for 287,781 and 1,916,234 shares of common stock were available for future grants under the 2002 Stock Option Plan and 2002 Senior Management Equity Incentive Plan, respectively.

In 2004, the Company's Board of Directors authorized the 2004 Equity Incentive Plan. A total of 2,250,000 shares of the Company's common stock were reserved for future issuance under the 2004 Equity Incentive Plan, of which 450,000 may be used for the future issuance of restricted stock or restricted stock units. Participation in the 2004 Equity Incentive Plan is limited to consultants and employees, including officers and directors. Options granted under the 2004 Equity Incentive Plan are nonqualified stock options and have a term of no longer than five years from the date they are granted. Restricted stock, restricted stock units, and options generally become exercisable in installments pursuant to a vesting schedule set forth in each option or restricted stock agreement. The Board of Directors authorizes the granting of options, restricted stock and restricted stock units, and determines the employees and consultants to whom options, restricted stock, and restricted stock units are to be granted, the number of shares subject to each option, restricted stock, or restricted stock unit, the exercise price, term, vesting schedule and other terms and conditions of the options, restricted stock, or restricted stock units. As of December 31, 2004, there were no options, restricted stock, or restricted stock units granted under the 2004 Equity Incentive Plan.

As of December 31, 2002, 2003, and 2004, a total of 1,035,866, 1,410,551 and 1,226,284 options to purchase common stock were exercisable under all stock option plans, respectively.

A summary of the Company's stock option activity and related information for the years ended December 31, 2002, 2003 and 2004 is presented below:

	Number of Shares (Options)		Weighted Average Exercise Price
Outstanding as of December 31, 2001	2,852,804	$	13.33
Granted	2,295,884		17.27
Forfeited	(168,242)		17.39
Exercised	(925,005)		11.41
Outstanding as of December 31, 2002	4,055,441		15.86
Granted	2,465,625		21.80
Forfeited	(169,599)		19.20
Exercised	(915,875)		13.40
Outstanding as of December 31, 2003	5,435,592		18.86
Granted	2,351,454		25.06
Forfeited	(215,129)		21.55
Exercised	(2,112,621)		17.37
Outstanding as of December 31, 2004	5,459,296		22.01

The following table summarizes information about stock options outstanding as of December 31, 2004:

		Options Outstanding			Options Exercisable	
Exercise Price	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Shares		Weighted Average Exercise Price
$2.00 TO 8.00	19,749	$ 7.41	5.0	18,749	$	7.83
$11.50 TO 20.00	1,145,366	16.55	6.9	638,641		16.55
$20.00 TO 25.00	4,191,231	23.42	8.6	568,394		22.15
$25.00 TO 34.00	102,950	27.93	9.3	500		25.17
	5,459,296	22.01	8.2	1,226,284		19.01

Stock Purchase Warrants

In 2002, the Company's Board of Directors authorized the 2002 Consultant Incentive Plan (the "Consultant Incentive Plan"), under which warrants to purchase the Company's common stock may be issued to certain consultants to the Company. Warrants awarded under the Consultant Incentive Plan are subject to a vesting schedule set forth in each warrant agreement. Historically, warrants issued have been fully vested and exercisable at the date of grant. The Board of Directors authorizes the issuance of warrants and determines the consultants to whom warrants are to be issued, the number of shares subject to each warrant, the purchase price, exercise date and period, warrant term and other terms and conditions of the warrants. The Board reserved 300,000 shares of the Company's common stock for future issuance under the Consultant Incentive Plan. The Company issued 62,400 and 48,685 warrants under the Consultant Incentive Plan during the years ended December 31, 2003 and 2004, respectively.

The following table summarizes information about warrants outstanding as of December 31, 2003 and 2004:

	Grant Date	Warrants Issued	Exercise Price	Fair Value of Warrants	Outstanding at December 31, 2003	2004
Warrants issued in connection with an acquisition	February 1998	300,000	$ 2.67	$ 954	110,000	9,999
Warrants issued to third-party acquisition consultants	Throughout 2002	96,915	17.35 to 24.67	577	78,600	76,350
Warrants issued to third-party acquisition consultants	Throughout 2003	61,500	19.47 to 24.55	173	61,500	55,500
Warrants issued to employees	Throughout 2003	900	22.44 to 23.33	17	900	900
Warrants issued to third-party acquisition consultants	Throughout 2004	43,050	23.25 to 27.37	223	--	43,050
Warrants issued to employees	Throughout 2004	5,635	22.23 to 29.35	27	--	5,635
					251,000	191,434

The warrants are exercisable when granted and expire between 2007 and 2009.

Warrants issued to employees and third-party acquisition consultants are valued using the Black-Scholes pricing model with assumed stock price volatility and risk-free interest rates similar to those used for stock options, and with an expected life of 2 to 5 years. Warrants issued to third-party acquisition consultants are recorded as an element of the related cost of acquisitions. Warrants issued to employees are charged to expense.

12. COMPREHENSIVE INCOME

Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-stockholder sources. The components of other comprehensive income (loss) and related tax effects for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Year Ended December 31, 2002		
	Gross	Tax effect	Net of tax
Amounts reclassified into earnings	$ 6,404	$ (2,402)	$ 4,002
Changes in fair value of interest rate swaps	(4,653)	1,590	(3,063)
	$ 1,751	$ (812)	$ 939

	Year Ended December 31, 2003		
	Gross	Tax effect	Net of tax
Amounts reclassified into earnings	$ 6,667	$ (2,467)	$ 4,200
Changes in fair value of interest rate swaps	366	(167)	199
	$ 7,033	$ (2,634)	$ 4,399

	Year Ended December 31, 2004		
	Gross	Tax effect	Net of tax
Amounts reclassified into earnings	$ 649	$ (240)	$ 409
Changes in fair value of interest rate swaps	3,289	(1,226)	2,063
	$ 3,938	$ (1,466)	$ 2,472

The estimated net amount of the existing unrealized gains as of December 31, 2004 (based on the interest rate yield curve at that date) included in accumulated other comprehensive income expected to be reclassified into pre-tax earnings within the next 12 months is $1,499. The timing of actual amounts reclassified into earnings is dependent on future movements in interest rates.

13. INCOME TAXES

The provision for income taxes before discontinued operations and the cumulative effect of the change in accounting principle for the years ended December 31, 2002, 2003 and 2004 consists of the following:

	Year Ended December 31,		
	2002	2003	2004
Current:			
Federal	$ 21,151	$ 8,334	$ 13,886
State	1,830	1,112	1,448
Deferred:			
Federal	9,293	26,844	25,484
State	839	1,109	1,082
Provision before discontinued operations and cumulative effect of change in accounting principle	33,113	37,399	41,900
Discontinued operations	(329)	294	351
Cumulative effect of change in accounting principle	--	(166)	--
	$ 32,784	$ 37,527	$ 42,251

Significant components of deferred income tax assets and liabilities are as follows as of December 31, 2003 and 2004:

	2003	2004
Deferred income tax assets:		
Accounts receivable reserves	$ 963	$ 919
Accrued expenses	1,305	936
Net operating losses from acquired subsidiaries	4,436	1,961
Other	1,294	1,617
Total deferred income tax assets:	7,998	5,433
Deferred income tax liabilities:		
Amortization	(27,257)	(41,930)
Depreciation	(95,537)	(104,913)
Other	(1,706)	(1,153)
Prepaid expenses	(3,660)	(4,308)
Total deferred income tax liabilities	(128,160)	(152,304)
Net deferred income tax liability	$ (120,162)	$ (146,871)

During the years ended December 31, 2003 and 2004, the Company reduced its taxes payable by $3,078 and $8,195, respectively, as a result of the exercise of non-qualified stock options and the disqualifying disposition of incentive stock options. These amounts were recorded in additional paid-in capital.

The differences between the Company's provision for income taxes as presented in the accompanying statements of operations and benefit for income taxes computed at the federal statutory rate consist of the items shown in the following table as a percentage of pre-tax income:

	Year Ended December 31,		
	2002	2003	2004
Income tax provision at the statutory rate	35.0 %	35.0 %	35.0 %
State taxes, net of federal benefit	2.2	1.1	1.2
Other	0.2	0.2	0.5
	37.4 %	36.3 %	36.7 %

At December 31, 2004, the Company had approximately $5,261 of federal and state net operating loss ("NOL") carryforwards. In 2004, the Company utilized $2,746 of net operating losses to reduce current tax expense by $1,016. The federal and state NOL carryforwards have expiration dates through the year 2022. While we expect to realize the deferred tax assets, changes in estimates of future taxable income or in tax laws may alter this expectation.

14. NET INCOME PER SHARE INFORMATION

The following table sets forth the calculation of the numerator and denominator used in the computation of basic and diluted net income per share for the years ended December 31, 2002, 2003 and 2004:

	Year Ended December 31,		
	2002	2003	2004
Numerator:			
Net income for basic earnings per share	$ 55,466	$ 65,596	$ 72,271
Interest expense on 2006 Convertible Subordinated Notes, net of tax effects	5,852	5,902	1,706
Net income for diluted earnings per share	$ 61,318	$ 71,498	$ 73,977
Denominator:			
Basic shares outstanding	41,625,963	42,490,944	46,581,441
Dilutive effect of 2006 Convertible Subordinated Notes	5,917,163	5,917,163	1,706,874
Dilutive effect of 2022 Convertible Subordinated Notes	--	--	20,525
Dilutive effect of stock options and warrants	943,431	893,832	1,133,374
Dilutive effect of restricted stock	1,879	5,539	28,003
Diluted shares outstanding	48,488,436	49,307,478	49,470,217

The Company's 2006 Convertible Subordinated Notes were convertible at any time at the option of the holders into a total of 5,917,163 shares of common stock. These shares were included in the computation of diluted net income per share in each of the years ended December 31, 2002, 2003, and 2004, until they were converted in April 2004 (see Note 9). The Company's 2022 Floating Rate Convertible Subordinated Notes are convertible into 5,424,668 shares of common stock in accordance with the provisions listed in Note 9 to these financial statements. These shares have not been included in the computation of diluted net income per share for the year ended December 31, 2002 or 2003 because none of the provisions that would result in conversion of the notes into common stock occurred during 2002 or 2003. As discussed in Note 1, the Floating Rate Convertible Subordinated Notes due 2022 were exchanged in 2004 and now require (subject to certain exceptions) payment of the principal value in cash and net share settle of the conversion value in excess of the principal value of the notes upon conversion. In accordance with EITF 04-8, the Company has included the dilutive effect of the conversion value in excess of the principal value of the notes.

Additionally, as of December 31, 2003 and 2004, the following stock options and warrants were not included in the computation of diluted net income per share because to do so would have been antidilutive:

	December 31, 2003		December 31, 2004	
	Number of Shares	Exercise Price Range	Number of Shares	Exercise Price Range
Outstanding options	67,875	$23.25 to $25.17	32,750	$29.02 to $33.93
Outstanding warrants	4,050	$23.33 to $24.67	235	$29.35
	71,925		32,985	

15. EMPLOYEE BENEFIT PLANS

WCI has a voluntary savings and investment plan (the "WCI 401(k) Plan"). The WCI 401(k) Plan is available to all eligible, non-union employees of WCI. Under the WCI 401(k) Plan, WCI's contributions were 50% of the first 5% of the participating employee's base salary contributed in December 31, 2003 and 2004. The Murrey Companies have a voluntary savings and investment plan (the "Murrey 401(k) Plan"). The Murrey 401(k) Plan is available to all eligible, non-union employees of the Murrey Companies. Under the Murrey 401(k) Plan, the Murrey Companies' contributions are at the discretion of management. During the years ended December 31, 2002, 2003 and 2004, the total 401(k) plan expense for the WCI and Murrey 401(k) plans was approximately $1,477, $1,942 and $2,783, respectively.

Effective for compensation paid on and after July 1, 2004, the Company established a Deferred Compensation Plan for eligible employees (the "Deferred Compensation Plan"). The Deferred Compensation Plan is a non-qualified deferred compensation program under which the eligible participants, including officers and certain employees who meet a minimum salary threshold, may voluntarily elect to defer up to 80% of their base salaries and up to 100% of their bonuses and commissions. Members of our Board of Directors are eligible to participate in the Deferred Compensation Plan with respect to their Director fees. Although the Company periodically contributes the amount of its obligation under the plan to a trust on the benefit of the participants, the amounts of any compensation deferred under the Plan constitute an unsecured obligation of the Company to pay the participants in the future and, as such, are subject to the claims of other creditors in the event of insolvency proceedings. Participants may elect certain future distribution dates on which all or a portion of their accounts will be paid to them in cash, including in the case of a change in control of the Company. In addition to the amount of their contributions, the Company will pay participants a return based on the returns of various mutual funds or measurement funds selected by the participants. The measurement funds are used only to determine the amount of return the Company pays to participants and participant funds are not actually invested in the measurement fund. The total liability for deferred compensation at December 31, 2004 was $226.

16. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables summarize the unaudited consolidated quarterly results of operations as reported and as restated for the effect of the discontinued operations in 2004 and 2005 (see Note 3).

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
Revenues:							
2003 as reported	$	124,494	$	134,517	$	141,722	$	146,302
2003 as restated	$	123,328	$	133,295	$	140,344	$	144,830
Gross profit:							
2003 as reported		55,433		60,544		62,780		64,166
2003 as restated		55,070		60,371		62,515		63,940
Income from continuing operations							
2003 as reported		14,210		16,668		17,030		17,809
2003 as restated		14,145		16,729		17,047		17,892
Income (loss) on discontinued operations, net of tax:							
2003 as reported		203		(29)		(57)		(519)
2003 as restated		268		(91)		(75)		(601)
Cumulative effect of change in accounting principle, net of tax:							
2003 as reported		282		--		--		--
2003 as restated		282		--		--		--
Net income:							
2003 as reported	$	14,695	$	16,639	$	16,972	$	17,290
2003 as restated	$	14,695	$	16,639	$	16,972	$	17,290
Basic income per common share:							
Before effect of change in accounting principle and discontinued operations:							
2003 as reported	$	0.34	$	0.39	$	0.40	$	0.41
2003 as restated	$	0.34	$	0.39	$	0.40	$	0.42
Net income per common share:							
2003 as reported	$	0.35	$	0.39	$	0.40	$	0.40
2003 as restated	$	0.35	$	0.39	$	0.40	$	0.40
Diluted income per common share							
Before effect of change in accounting principle and discontinued operations:							
2003 as reported	$	0.32	$	0.37	$	0.37	$	0.39
2003 as restated	$	0.32	$	0.37	$	0.37	$	0.39
Net income per common share:							
2003 as reported	$	0.33	$	0.37	$	0.37	$	0.38
2003 as restated	$	0.33	$	0.37	$	0.37	$	0.38

		First Quarter		Second Quarter		Third Quarter		Fourth Quarter
Revenues:								
2004 as reported	$	145,964	$	157,322	$	162,420	$	163,657
2004 as restated	$	144,824	$	156,050	$	161,175	$	162,495
Gross profit:								
2004 as reported		63,371		68,714		72,592		65,144
2004 as restated		63,282		68,581		72,492		65,288
Income from continuing operations:								
2004 as reported		16,238		19,099		22,561		14,612
2004 as restated		16,399		19,292		22,696		14,971
Income (loss) on discontinued operations, net of tax:								
2004 as reported		(36)		72		(110)		(165)
2004 as restated		(197)		(121)		(245)		(524)
Net income:								
2004 as reported	$	16,202	$	19,171	$	22,451	$	14,447
2004 as restated	$	16,202	$	19,171	$	22,451	$	14,447
Basic income per common share:								
Before discontinued operations								
2004 as reported	$	0.38	$	0.40	$	0.47	$	0.31
2004 as restated	$	0.38	$	0.41	$	0.48	$	0.31
Net income per common share:								
2004 as reported	$	0.37	$	0.40	$	0.47	$	0.30
2004 as restated	$	0.37	$	0.40	$	0.47	$	0.30
Diluted income per common share:								
Before discontinued operations								
2004 as reported	$	0.35	$	0.39	$	0.46	$	0.30
2004 as restated	$	0.36	$	0.39	$	0.46	$	0.31
Net income per common share:								
2004 as reported	$	0.35	$	0.39	$	0.46	$	0.30
2004 as restated	$	0.35	$	0.39	$	0.46	$	0.29